Filed pursuant to Rule 424(b)(3)
Registration No. 333-271063

PROSPECTUS SUPPLEMENT NO. 5

(To the prospectus dated May 1, 2023)

Up to 4,403,294 Ordinary Shares Issuable Upon Exercise of Warrants

Up to 31,066,909 Ordinary Shares Offered by Selling Securityholders

Up to 151,699 Warrants to purchase Ordinary Shares offered by the Sponsor

This prospectus supplement supplements the prospectus, dated May 1, 2023 (the “Prospectus”), which forms a part of our registration statement on Form F-1 (No. 333-271063). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2023 (the “Report”), excluding Exhibit 99.3. Accordingly, we have attached the Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of 4,403,294 Ordinary Shares consisting of (i) 4,251,595 of our ordinary shares, CHF 0.01 nominal value, (“Ordinary Shares”) that may be issued upon exercise of warrants to purchase Ordinary Shares at an exercise price of $11.50 (the “Public Warrants”), and (ii) 151,699 Ordinary Shares that may be issued upon exercise of warrants issued to LSP Sponsor EBAC B.V. (the “Sponsor”) and its transferees to purchase Ordinary Shares at an exercise price of $11.50 (the “Private Placement Warrants”). We refer to the Public Warrants and the Private Placement Warrants together as the “Warrants.” The Warrants were originally issued by European Biotech Acquisition Corp. (“EBAC”) entitling the holder to purchase one share of the EBAC Class A Common Stock (as defined below) at an exercise price of $11.50 per share (“EBAC Warrants”) and automatically converted into Warrants on substantially the same terms as the EBAC Warrants, entitling the holder to purchase our Ordinary Shares on the closing of the Business Combination among us, EBAC and Oculis SA (“Legacy Oculis”). The Business Combination is described in greater detail in the Prospectus in the section entited “Prospectus Summary – Recent Developments – Business Combination.” Capitalized terms used in this prospectus supplement and not otherwise defined have the meanings set forth in the Prospectus.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (collectively, the “Selling Securityholders”), or their permitted transferees, of up to (i) 7,118,891 Ordinary Shares subscribed for by the Selling Securityholders, for a subscription price of $10.00 per share, in the context of the PIPE Financing, (ii) 1,967,000 Ordinary Shares that were issued to the Selling Securityholders upon the conversion of the Convertible Loan Agreements, (iii) 2,047,302 Ordinary Shares issued to the Sponsor and its transferees in exchange for EBAC’s Class B Common Stock, par value $0.0001 (the “EBAC Class B Common Stock” or the “Founder Shares”) in connection with the Business Combination, (iv) 151,699 Ordinary Shares issuable upon exercise of Private Placement Warrants, (v) 19,782,017 Ordinary Shares issued to certain former shareholders of Legacy Oculis in exchange for their Oculis Ordinary Shares in connection with the Business Combination (subject to lockups), and (vi) 151,699 Private Placement Warrants, which were purchased by the Sponsor at a price of $1.50 per warrant.

The Ordinary Shares and Warrants are listed on the Nasdaq Global Market (“Nasdaq”) under the symbols “OCS” and “OCSAW” respectively. On August 28, 2023, the closing price of the Ordinary Shares on Nasdaq was $13.45.

This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto.

We are a “foreign private issuer” under applicable Securities and Exchange Commission (the “SEC”) rules and an “emerging growth company” as that term is defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and are eligible for reduced public company disclosure requirements.

You should read this prospectus supplement carefully before you invest in our securities. Investing in our securities involves risks. See “Risk Factors ” beginning on page 23 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

PROSPECTUS SUPPLEMENT DATED AUGUST 30, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2023

(Commission File No. 001-41636)

Oculis Holding AG

(Translation of registrant’s name into English)

Bahnhofstrasse 7

CH-6300

Zug, Switzerland

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 29, 2023, Oculis Holding AG (the “Registrant”) announced its unaudited results for the three and six months ended June 30, 2023, which are further described in the Registrant’s Unaudited Condensed Consolidated Interim Financial Statements, Management’s Discussion and Analysis of Financial Condition, and Results of Operations and press release, copies of which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated by reference herein.

The information contained in this Form 6-K, including Exhibits 99.1 and 99.2 but excluding Exhibit 99.3, is hereby incorporated by reference into the Registrant’s Registration Statement on Form S-8 (File No. 333-271938).

EXHIBIT INDEX

Exhibit	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements for the Three and Six Months Ended June 30, 2023

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Six Months Ended June 30, 2023

99.3	Press release dated August 29, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCULIS HOLDING AG

Date: August 29, 2023	By:	/s/ Sylvia Cheung
Sylvia Cheung
Chief Financial Officer

Exhibit 99.1

Oculis Holding AG

Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Interim Statements of Loss

(in CHF thousands, except loss per share data)

		For the three months ended June 30,		For the six months ended June 30,
	Note	2023	2022	2023	2022
Grant income	7. (A) / 8	250	240	479	496

Operating income		250	240	479	496

Research and development expenses	7. (B)	(6,198)	(6,702)	(12,346)	(10,743)
General and administrative expenses	7. (B)	(4,797)	(2,776)	(8,840)	(4,143)
Merger and listing expense	7. (B)	—	—	(34,863)	—

Operating expenses		(10,995)	(9,478)	(56,049)	(14,886)

Operating loss		(10,745)	(9,238)	(55,570)	(14,390)

Finance income	7. (C)	216	7	253	8
Finance expense	7. (C)	(17)	(1,665)	(1,297)	(3,285)
Fair value adjustment on warrant liabilities	7. (C) / 12	(2,625)	—	(2,203)	—
Foreign currency exchange gain (loss), net	7. (C)	408	(1,406)	161	(1,832)

Finance result, net		(2,018)	(3,064)	(3,086)	(5,109)

Loss before tax for the period		(12,763)	(12,302)	(58,656)	(19,499)

Income tax expense		(114)	(42)	(236)	(64)

Loss for the period		(12,877)	(12,344)	(58,892)	(19,563)

Loss per share:
Basic and diluted loss attributable to equity holders	16	(0.38)	(3.64)	(2.53)	(5.84)

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Unaudited Condensed Consolidated Interim Statements of Comprehensive Loss

(in CHF thousands)

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Loss for the period	(12,877)	(12,344)	(58,892)	(19,563)
Other comprehensive loss
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) of defined benefit plans	(223)	779	(275)	779
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences	(1,313)	9	(3,291)	11

Other comprehensive profit/(loss) for the period	(1,536)	788	(3,566)	790

Total comprehensive loss for the period	(14,413)	(11,556)	(62,458)	(18,773)

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Unaudited Condensed Consolidated Interim Statements of Financial Position

(in CHF thousands)

		As of June 30,	As of December 31,
	Note	2023	2022
ASSETS
Non-current assets
Property and equipment, net		321	365
Intangible assets	6	12,206	12,206
Right-of-use assets		835	758
Other non-current assets		113	74

Total non-current assets		13,475	13,403

Current assets
Other current assets	8	6,063	2,959
Accrued income	8	1,296	912
Short-term financial assets	10	72,078	—
Cash and cash equivalents	10	41,932	19,786

Total current assets		121,369	23,657

TOTAL ASSETS		134,844	37,060

EQUITY AND LIABILITIES
Shareholders’ equity
Share capital	15	364	39
Share premium	15	286,696	10,742
Reserve for share-based payment	9	4,136	2,771
Actuarial loss on post-employment benefit obligations		(539)	(264)
Treasury shares	15	—	(1)
Cumulative translation adjustments		(3,591)	(300)
Accumulated losses		(169,870)	(110,978)

Total equity		117,196	(97,991)

Non-current liabilities
Long-term lease liabilities		539	491
Long-term financial debt	11	—	122,449
Defined benefit pension liabilities		305	91

Total non-current liabilities		844	123,031

Current liabilities
Trade payables		3,920	3,867
Accrued expenses and other payables	13	8,407	8,011
Short-term lease liabilities		177	142
Warrant liabilities	12	4,300	—

Total current liabilities		16,804	12,020

Total liabilities		17,648	135,051

TOTAL EQUITY AND LIABILITIES		134,844	37,060

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

(in CHF thousands, except share numbers)

	Legacy Oculis share capital			Legacy Oculis treasury shares		Oculis share capital
	Note	Shares	Share capital	Shares	Treasury shares	Shares	Share capital	Share premium	Reserve for share-based payment	Cumulative translation adjustment	Actuarial loss on post-employment benefit obligations	Accumulated losses	Total
Balance as of December 31, 2021 (as previously reported)		3,353,271	335	(100,000)	(100)	—	—	10,434	1,967	(303)	(1,008)	(72,280)	(60,955)

Retroactive application of the recapitalization due to the business combination	2 / 3 (B)	480,288	(297)	(14,323)	99	—	—	198	—	—	—	—	—

Balance as of January 1, 2022 (effect of the recapitalization)		3,833,559	38	(114,323)	(1)	—	—	10,632	1,967	(303)	(1,008)	(72,280)	(60,955)

Loss for the period		—	—	—	—	—	—	—	—	—	—	(19,563)	(19,563)
Other comprehensive profit:
Actuarial gain on post-employment benefit obligations		—	—	—	—	—	—	—	—	—	779	—	779
Currency translation differences		—	—	—	—	—	—	—	—	11	—	—	11

Total comprehensive loss for the period		—	—	—	—	—	—	—	—	11	779	(19,563)	(18,773)

Share-based compensation expense	9	—	—	—	—	—	—	—	465	—	—	—	465
Stock option exercised	9	61,163	1	—	—	—	—	110	—	—	—	—	111

Balance as of June 30, 2022 (effect of the recapitalization)		3,894,722	39	(114,323)	(1)	—	—	10,742	2,432	(292)	(229)	(91,843)	(79,152)

Balance as of December 31, 2022 (as previously reported)		3,406,771	340	(100,000)	(100)	—	—	10,540	2,771	(300)	(264)	(110,978)	(97,991)

Retroactive application of the recapitalization due to the business combination	2 / 3 (B)	487,951	(301)	(14,323)	99	—	—	202	—	—	—	—	—

Balance as of January 1, 2023 (effect of the recapitalization)		3,894,722	39	(114,323)	(1)	—	—	10,742	2,771	(300)	(264)	(110,978)	(97,991)

Loss for the period		—	—	—	—	—	—	—	—	—	—	(58,892)	(58,892)
Other comprehensive loss:
Actuarial loss on post-employment benefit obligations		—	—	—	—	—	—	—	—	—	(275)	—	(275)
Currency translation differences		—	—	—	—	—	—	—	—	(3,291)	—	—	(3,291)

Total comprehensive loss for the period		—	—	—	—	—	—	—	—	(3,291)	(275)	(58,892)	(62,458)

Share-based compensation expense	9	—	—	—	—	—	—	—	1,365	—	—	—	1,365
Conversion of Legacy Oculis ordinary shares and treasury shares into Oculis ordinary shares	2 / 15	(3,894,722)	(39)	114,323	1	3,780,399	38	—	—	—	—	—	—
Conversion of Legacy Oculis long-term financial debt into Oculis ordinary shares	11					16,496,603	165	124,637	—	—	—	—	124,802
Issuance of ordinary shares to PIPE investors	2	—	—	—	—	7,118,891	71	66,983	—	—	—	—	67,054
Issuance of ordinary shares under CLA	2	—	—	—	—	1,967,000	20	18,348	—	—	—	—	18,368
Issuance of ordinary shares to EBAC shareholders	2	—	—	—	—	3,370,480	33	35,492	—	—	—	—	35,525
Transaction costs related to the business combination	2	—	—	—	—	—	—	(4,821)	—	—	—	—	(4,821)
Proceeds from sale of shares in public offering	2					3,654,234	36	38,143	—	—	—	—	38,179
Transaction costs related to the public offering	2					—	—	(3,361)	—	—	—	—	(3,361)
Issuance of shares in connection with warrant exercises	12					47,825	1	533	—	—	—	—	534

Balance as of June 30, 2023		—	—	—	—	36,435,432	364	286,696	4,136	(3,591)	(539)	(169,870)	117,196

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

Unaudited Condensed Consolidated Interim Statements of Cash Flows

(in CHF thousands)

		For the six months ended June 30,
	Note	2023	2022
Operating activities
Loss before tax for the period		(58,656)	(19,499)
Non-cash adjustments:
- Net financial result		3,289	(572)
- Depreciation of property and equipment, net		67	67
- Depreciation of right-of-use assets		73	82
- Share-based compensation expense	9	1,365	465
- Interest expense on Series B and C preferred shares	11	1,266	3,228
- Interests on lease liabilities		21	24
- Post-employment (benefits)/loss		(62)	(66)
- Non-realized foreign exchange differences		3	2,615
- Fair value adjustment on warrant liabilities	12	2,203	—
- Merger and listing expense	2	34,863	—
Working capital adjustments:
- De/(Increase) in other current assets	9	(2,867)	369
- De/(Increase) in accrued income	9	(384)	(514)
- (De)/Increase in trade payables		(130)	470
- (De)/Increase in accrued expenses and other payables	13	(9,781)	1,786
- (De)/Increase in other operating assets/liabilities		(34)	—
Interest received		124	8
Interest paid		(27)	(56)
Taxes paid		(182)	(20)

Net cash outflow from operating activities		(28,849)	(11,613)
Investing activities
Payment for purchase of property and equipment, net		(24)	(21)
Payment for short-term financial assets	9	(72,078)	—
Payment for purchase of intangible assets		—	(1,500)

Net cash outflow from investing activities		(72,102)	(1,521)
Financing activities
Proceeds from the shares issued to PIPE investors	2	67,054	—
Proceeds from the shares issued to CLA investors	2	18,368	—
Proceeds from EBAC non-redeemed shareholders	2	12,014	—
Transaction costs related to the business combination	2	(4,544)	—
Proceeds from sale of shares in public offering	2	38,179
Transactions costs related to equity issuance in public offering	2	(2,747)
Proceeds from exercise of warrants	11	494
Proceeds from stock options exercised	15	—	112
Proceeds from issuance of preferred shares, classified as liabilities	10	—	—
Principal payment of lease obligation		(70)	(77)

Net cash inflow from financing activities		128,748	35

(De)/Increase in cash and cash equivalents		27,797	(13,099)

Cash and cash equivalents, beginning of period	9	19,786	46,277
Effect of foreign exchange rate changes		(5,651)	620
Cash and cash equivalents, end of period	10	41,932	33,798

Net cash and cash equivalents variation		27,797	(13,099)

Supplemental Non-Cash Financing Information
Transaction costs related to equity issuance in accrued expenses and other payables/trade payables		656	—
Capital expenditures recorded in accrued expenses		—	1,982

The accompanying notes form an integral part of the Unaudited Condensed Consolidated Interim Financial Statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	CORPORATE INFORMATION

Oculis Holding AG (“the Company” or “Oculis”) is a stock corporation (“Aktiengesellschaft”) with its registered office at Bahnhofstrasse 7, CH-6300, Zug, Switzerland. It was incorporated under the laws of Switzerland on October 31, 2022.

The Company controls seven wholly-owned subsidiaries: Oculis SA (“Legacy Oculis”), which was incorporated in Lausanne, Switzerland on December 11, 2017, Oculis ehf (“Oculis Iceland”), which was incorporated in Reykjavik, Iceland on October 28, 2003, Oculis France SARL (“Oculis France”) which was incorporated in Paris, France on March 27, 2020, Oculis US, Inc. (“Oculis US”), which was incorporated in Delaware, USA, on May 26, 2020, Oculis HK, Limited (“Oculis HK”) which was incorporated in Hong Kong, China on June 1, 2021, Oculis Operations GmbH (“Oculis Operations”) which was incorporated in Zug, Switzerland on December 27, 2022 and Oculis Merger Sub II Company (“Merger Sub 2”) which was incorporated in the Cayman Islands on January 3, 2023. The Company and its wholly-owned subsidiaries form the Oculis Group (the “Group”). Prior to the Business Combination (as defined in Note 2), Legacy Oculis and its wholly-owned subsidiaries Oculis Iceland, Oculis France, Oculis US and Oculis HK formed the Oculis group.

The purpose of the Company is the research, study, development, manufacture, promotion, sale and marketing of biopharmaceutical products and substances as well as the purchase, sale and exploitation of intellectual property rights, such as patents and licenses, in the field of ophthalmology. As a global biopharmaceutical company, Oculis is developing treatments to save sight and improve eye care with breakthrough innovations. The Company’s differentiated pipeline includes candidates for topical retinal treatments, topical biologics and disease modifying treatments.

2.	SIGNIFICANT CHANGES IN THE CURRENT REPORTING PERIOD

Business combination with European Biotech Acquisition Corp (“EBAC”)

On March 2, 2023, the Company consummated a business combination with EBAC (the “Business Combination”) pursuant to the Business Combination Agreement (“BCA”) between Legacy Oculis and EBAC dated as of October 17, 2022. The Company received gross proceeds of CHF 97.6 million or $103.7 million comprising CHF 12.0 million or $12.8 million of cash held in EBAC’s trust account and CHF 85.6 million or $90.9 million from private placement (“PIPE”) investments and conversion of notes issued under Convertible Loan Agreements (“CLA”) into Oculis’ ordinary shares. In connection with the Business Combination, Oculis was listed on the Nasdaq Global Market with the ticker symbol “OCS” for its ordinary shares and “OCSAW” for its public warrants.

Under the terms of the BCA, EBAC formed four new legal entities (i) Oculis, (ii) Merger Sub 1, (iii) Merger Sub 2 and (iv) Oculis Operations. After two consecutive mergers between Merger Sub 1 and EBAC, and EBAC and Merger Sub 2, EBAC and Merger Sub 1 ceased to exist and Merger Sub 2 was the surviving company and remains a wholly-owned subsidiary of Oculis. On July 6, 2023, Legacy Oculis merged with and into Oculis Operations. Oculis Operations is the surviving company and remains a wholly-owned subsidiary of Oculis. Refer to Note 18.

As a result of the BCA and as of the acquisition closing date on March 2, 2023:

•

Each issued and outstanding share of EBAC Class A ordinary shares (including those held by the PIPE investors) and share of EBAC class B ordinary shares were converted into one ordinary share of Oculis.

•

Each issued and outstanding EBAC public warrant and EBAC private placement warrant ceased to be a warrant with respect to EBAC ordinary shares and were assumed by Oculis as warrants with respect to ordinary shares on substantially the same terms.

•

Each issued and outstanding ordinary share and preferred share of Legacy Oculis before the closing of the Business Combination were converted into ordinary shares at the then effective exchange ratios determined in accordance with the BCA and giving effect to the accumulated preferred dividends.

•	Oculis assumed the CLAs and the investors exercised their conversion rights in exchange for ordinary shares at CHF 9.42 or $10.00 per share, on the same terms as the PIPE investors.

•

All outstanding and unexercised options to purchase Legacy Oculis ordinary shares were assumed by Oculis and each option was replaced by an option to purchase ordinary shares of Oculis (the “Converted Options”) and additional earnout options. The Converted Options continue to be subject to substantially the same terms and conditions except that the number of ordinary shares of Oculis issuable and related exercise prices were adjusted by the effective exchange ratio with all other terms remaining unchanged.

•

The redemption of 11,505,684 shares of EBAC Class A ordinary shares resulted in a reduction of CHF 110.7 million or $117.5 million in cash and cash equivalents in the EBAC trust prior to the consummation of the transactions at a redemption price of approximately CHF 9.62 or $10.21 per share. The proceeds from non-redeemed shareholders amounted to CHF 12.0 million or $12.8 million.

•

The EBAC sponsor forfeited 727,096 shares of EBAC Class B ordinary shares upon signing the BCA and an additional 795,316 shares of EBAC Class B ordinary shares as a result of the level of redemptions by EBAC public shareholders. The fair value of the total forfeited shares as of the acquisition closing date of March 2, 2023 was CHF 16.0 million.

PIPE and CLA financing

In connection with the BCA, EBAC entered into subscription agreements with the PIPE investors for an aggregate of 7,118,891 shares of EBAC Class A ordinary shares at CHF 9.42 or $10.00 per share for aggregate gross proceeds of CHF 67.1 million or $71.2 million.

In connection with the BCA, Legacy Oculis and the investor parties thereto entered into CLAs pursuant to which the investor lenders granted Legacy Oculis a right to receive an interest free convertible loan with certain conversion rights with substantially the same terms as the PIPE investors. Following the mergers, Oculis assumed the CLAs and the lenders exercised their conversion rights in exchange for 1,967,000 ordinary shares at CHF 9.42 or $10.00 per share for aggregate gross proceeds of CHF 18.5 million or $19.7 million.

Together, the PIPE and CLA financing resulted in aggregate gross cash proceeds of CHF 85.6 million or $90.9 million to Oculis in exchange for 9,085,891 ordinary shares.

Merger and listing expense

The Business Combination is accounted for as a capital re-organization. As EBAC does not meet the definition of a business in accordance with IFRS 3 Business Combinations, the BCA is accounted for within the scope of IFRS 2 Share-based Payment.

The Business Combination is treated as the equivalent of the Company issuing shares for the net assets of EBAC as of the acquisition closing date, accompanied by a recapitalization. The net assets of EBAC are stated at historical cost, with no goodwill or other intangible assets recorded. Any excess of the fair value of the Company’s shares issued considering a fair value of CHF 10.54 or $11.19 per share (price of EBAC ordinary share at the closing date) over the fair value of EBAC’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares.

This expense was incurred in the first quarter of 2023 and amounted to CHF 34.9 million, which was expensed to the statement of loss as operating expenses, “Merger and listing expense”. The expense is non-recurring in nature and represents a share-based payment made in exchange for a listing service and does not lead to any cash outflows.

	Per share value, in CHF (as of March 2, 2023)	Shares	March 2, 2023 (In CHF thousands)
Fair value of equity consideration issued by the Company
EBAC public shareholders	10.54	12,754,784	134,435
EBAC sponsor class B	10.54	3,188,696	33,609
EBAC sponsor class A	10.54	455,096	4,797
Redemptions of EBAC public shareholders	10.54	(11,431,606)	(120,489)
Sponsors shares forfeiture	10.54	(1,596,490)	(16,827)

Total consideration transferred		3,370,480	35,525

Less net assets of EBAC			(662)

Merger and listing expense			34,863

March 2, 2023 (In CHF thousands)
Net assets of EBAC
Cash and cash equivalents	11,547
Public & private warrants	(2,136)
Deferred underwriting fee	(3,108)
Accrued transaction costs	(4,400)
Others	(1,241)

Net assets of EBAC	662

Capitalization

The following summarizes the actual ordinary shares issued and outstanding and the ownership interests of Oculis immediately after the Business Combination:

	Shares	%
Issuance of ordinary shares to Legacy Oculis shareholders in connection with BCA (2)	20,277,002	61.9%
Issuance of ordinary shares in connection with closing of the PIPE financing	7,118,891	21.7%
Issuance of ordinary shares under CLA	1,967,000	6.0%
Ordinary shares owned by sponsors	2,047,302	6.3%
Ordinary shares owned by EBAC public shareholders	1,323,178	4.1%

Total (1)	32,733,373	100.0%

(1)

In addition to the shares already issued, the following contingently issuable shares were granted: 3,793,995 earnout shares, 369,737 earnout options, 1,762,949 shares of outstanding conversion options, 4,251,595 public warrants and 151,699 private warrants. The earnout shares are contingently forfeitable if the price targets are not achieved during the earnout period.

(2)	As a result of the BCA, Oculis issued 20,277,002 ordinary shares to Legacy Oculis shareholders in exchange for:

•	3,306,771 Legacy Oculis ordinary shares at the exchange ratio of 1.1432 (the “Exchange Ratio”), after cancellation of 100,000 Legacy Oculis treasury shares.

•

12,712,863 Legacy Oculis preferred shares outstanding immediately prior to the acquisition closing date exchanged at various exchange ratios determined in accordance with the terms of the BCA – see below.

	Legacy Oculis shares outstanding prior to the Business Combination	Exchange ratios	Oculis ordinary shares issued to Legacy Oculis shareholders upon closing of Business Combination
Ordinary shares	3,406,771
Treasury shares cancelled	(100,000)

Ordinary shares after cancellation of treasury shares	3,306,771	1.1432	3,780,399

Preferred shares:
Series A	1,623,793	1.1432	1,856,370
Series B1	2,486,188	1.4154	3,518,922
Series B2 T1	1,675,474	1.3900	2,328,872
Series B2 T2	426,378	1.3310	567,508
Series B2 T3	603,472	1.3142	793,082
Series C T1	5,337,777	1.2658	6,756,580
Series C T2	362,036	1.2205	441,854
Series C T3	197,745	1.1804	233,415
Total preferred shares	12,712,863	1.2976	16,496,603

Total	16,019,634		20,277,002

Earnout consideration

As a result of the BCA, Legacy Oculis preferred, ordinary and option holders (collectively “equity holders”) received consideration in the form of 3,793,995 earnout shares and 369,737 earnout options with an exercise price of CHF 0.01.

The earnout consideration is subject to forfeiture in the event of a failure to achieve the price targets during the earnout period defined as follows: (i) 1,500,000, (ii) 1,500,000 and (iii) 1,000,000 earned based on the achievement of post-acquisition closing share price targets of Oculis of $15.00, $20.00 and $25.00, respectively, in each case, for any 20 trading days within any consecutive 30 trading day period commencing after the acquisition closing date and ending on or prior to March 2, 2028 (the “Earnout period”). A given share price target described above will also be deemed to be achieved if there is a change of control, as defined in the BCA, transaction of Oculis during the earnout period.

Public offering of ordinary shares

On May 31, 2023, the Company entered into an underwriting agreement with BofA Securities Inc. and SVB Securities, LLC, as representatives of several underwriters, and on June 5, 2023, closed the issuance and sale in a public offering of 3,500,000 ordinary shares at a public offering price of CHF 10.45 or $11.50 per share, for total gross proceeds of CHF 36.6 million or $40.3 million before deducting underwriting discounts, commissions and offering expenses.

In addition, the Company granted the underwriters an option to purchase additional ordinary shares which was partially exercised on June 13, 2023, leading to an additional purchase of 154,234 ordinary shares and gross proceeds of CHF 1.6 million or $1.7 million before deducting underwriting discounts, commissions and offering expenses. After giving issuance to these additional shares, Oculis sold a total of 3,654,234 ordinary shares in the offering for aggregate gross proceeds of CHF 38.2 million or $42.0 million, before deducting underwriting discounts, commissions and offering expenses. All of the underwriters’ unexercised options of the underwriters to purchase additional shares expired on June 30, 2023.

The Company intends to use the net proceeds from this offering, together with its existing resources, to advance its development programs in particular Diabetic Macular Edema and for other ophthalmic indications, and for working capital and general corporate purposes.

3.	BASIS OF PREPARATION AND CHANGES TO THE GROUP’S ACCOUNTING POLICIES

(A)	Going concern

The Group’s accounts are prepared on a going concern basis. The Board of Directors believes that with the proceeds from the recent Business Combination and additional public offering (refer to Note 2), the Group has the ability to meet its financial obligations for at least the next 12 months.

The Company is a clinical stage company and is exposed to all the risks inherent to establishing a business. Inherent to the Company’s business are various risks and uncertainties, including the substantial uncertainty as to whether current projects will succeed. The Company’s success may depend in part upon its ability to (i) establish and maintain a strong patent position and protection, (ii) enter into collaborations with partners in the biotech and pharmaceutical industry, (iii) successfully move its product candidates through clinical development, and (iv) attract and retain key personnel. The Company’s success is subject to its ability to be able to raise capital to support its operations. Shareholders should note that the long-term viability of the Company is dependent on its ability to raise additional capital to finance its future operations. The Company will continue to evaluate additional funding through public or private financings, debt financing or collaboration agreements. The Company cannot be certain that additional funding will be available on acceptable terms, or at all. If the Company is unable to raise additional capital when required or on acceptable terms, it may have to (i) significantly delay, scale back or discontinue the development of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to product candidates that the Company would otherwise seek to develop itself, on unfavorable terms.

The conflict between Russia and Ukraine has caused major macroeconomic disruptions that have impacted global trade and economies. As such increasing inflation around the globe has forced national banks to increase their interest rates, consequently impacting interest yields around the globe. As of today, this conflict has no material impact on the Group’s business nor its ability to continue as a going concern.

(B)	Statement of compliance

These unaudited condensed consolidated interim financial statements as of June 30, 2023 and for the three and six months ended June 30, 2023 and 2022, have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting. They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). In the opinion of the Company, the accompanying unaudited condensed consolidated interim financial statements present a fair statement of its financial information for the interim periods reported.

Prior to consummation of the Business Combination on March 2, 2023, the audited consolidated financial statements as of and for the year ended December 31, 2022 were issued for Legacy Oculis and its subsidiaries. As described in Note 2, Legacy Oculis became a wholly-owned subsidiary of the Company as a result of the Business Combination. As the operations of the Company are that of its subsidiary Legacy Oculis, these unaudited condensed consolidated interim financial statements should be read in conjunction with that of the audited consolidated financial statements as of and for the year ended December 31, 2022 issued for Legacy Oculis and its subsidiaries and included in Form 20-F and filed with the U.S. Securities Exchange Commission (“SEC”) on March 28, 2023.

In accordance with the BCA and described in Note 2, Oculis issued 3,780,399 ordinary shares to Legacy Oculis shareholders in exchange for 3,306,771 Legacy Oculis ordinary shares (after cancellation of 100,000 Legacy Oculis treasury shares) at the Exchange Ratio. The number of ordinary shares, and the number of ordinary shares within the net income (loss) per share held by the shareholders prior to the Business Combination have been adjusted by the Exchange Ratio to reflect the equivalent number of ordinary shares in the Company.

Reclassifications: Certain amounts in the comparative financial statements have been reclassified to conform to the current presentation.

(C)	Functional currency

The interim condensed consolidated financial statements of the Group are expressed in Swiss Francs (“CHF”), which is the Company’s functional and the Group’s presentation currency. The functional currency of the Company’s subsidiaries is the local currency except for Oculis Iceland whose functional currency is CHF.

Assets and liabilities of foreign operations are translated into CHF at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at average exchange rates. The exchange differences arising on translation for consolidation are recognized in other comprehensive income.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES

(A)	Significant accounting policies

Except as described below, there have been no material changes to the significant accounting policies that have been applied by the Group in its audited consolidated financial statements as of and for the year ended December 31, 2022, included in Form 20-F filed with the SEC on March 28, 2023 and available at www.sec.gov.

•	Fair value measurements

The Company measures certain financial assets and liabilities at fair value on a recurring basis, including warrants. Fair value is the price the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. The Company uses a three-level hierarchy that prioritizes fair value measurements based on the types of inputs used, as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: either directly or indirectly, quoted prices for similar assets or liabilities in active markets.

•

Level 3: unobservable inputs for the asset or liability to the extent that observable inputs are not available in situations in which there is little, if any, market activity for the asset or liability at the measurement date.

There was no change in the valuation techniques applied to financial instruments during all periods presented. There were no transfers between levels 1, 2 or 3 for recurring fair value measurements during the year. The Group recognizes transfers into and out of fair value hierarchy levels at the end of the reporting period.

•	Cash and cash equivalents and short-term financial assets

The Company considers all highly liquid investments with an original maturity of less than 3 months at the date of purchase to be cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value.

Short-term financial assets consist of fixed term bank deposits with maturities between three and six months. Short-term financial assets are held in order to collect contractual cash flows made of payments of principal and interests. Short-term financial assets are measured at amortized cost (approximates fair value) and are subsequently measured using the effective interest method. This method allocates interest income over the relevant period by applying the effective interest rate to the carrying amount of the asset. Gains and losses are recognized in the unaudited condensed consolidated interim statements of loss when the asset is derecognized, modified or impaired.

•	Warrant liabilities

The Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. Any change in fair value is recognized in the Company’s unaudited condensed consolidated interim statements of loss. The fair value of the public warrants traded in active markets is based on the quoted market prices at the end of the reporting period for such warrants. Since the private placement warrants have identical terms to the public warrants, the Company determined that the fair value of each private placement warrant is equivalent to that of each public warrant. Public warrant instruments are included in Level 1 and private warrants in Level 2 in the fair value hierarchy.

Warrants were classified as short term liabilities given the Company cannot defer the settlement for at least 12 months.

•	Earnout consideration

The Company recognizes the earnout consideration as a share-based contingent consideration within the scope of IFRS 2, and therefore equity classified as the earnout consideration ultimately settles in ordinary shares. The Company has determined that the fair value of the earnout shares should be accounted for as a component of the deemed cost of the listing services upon consummation of the Business Combination. The fair value of total consideration transferred included in the calculation of the IFRS 2 share listing service expense will not be subsequently adjusted regardless of whether the price target is achieved or not. The earnout options granted to employees were determined to be compensation for the dilution to their previously held Legacy Oculis equity instruments. No additional compensation charge is recognized under IFRS 2 because no additional fair value was granted as a result of the earnout options.

(B)	Critical judgments and accounting estimates

In preparing these unaudited condensed consolidated interim financial statements, the critical accounting estimates, assumptions and judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those applied and discussed in the audited consolidated financial statements for the financial year ended December 31, 2022, except for the ones listed below which are related to the Business Combination.

The areas where Oculis makes judgments, estimates and assumptions are related to (i) impairment of intangible assets, (ii) deferred income taxes, (iii) pension benefits and (iv) share-based compensation. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. In relation to the Business Combination, the following critical estimates and judgment were made:

•	Determining the accounting acquirer in the Business Combination

Despite EBAC being the legal acquirer, Legacy Oculis was determined to be the accounting acquirer for financial reporting purposes. This determination is primarily based on the fact that subsequent to the Business Combination, i) the shareholders of Legacy Oculis have a majority of the voting interest in the combined company; ii) Legacy Oculis’ operations comprise all of the ongoing operations of the combined company; and iii) Legacy Oculis’ management comprise all of the senior management of the combined company.

•	Business Combination accounted for within the scope of IFRS 2

EBAC was a Special Purpose Acquisition Company and therefore does not meet the definition of a business under IFRS 3 as it has no operations and the related BCA cannot be treated as a business combination. The Business Combination was accounted for as a continuation of Legacy Oculis financial statements with a deemed issuance of shares by the Company accompanied by a recapitalization of the Company’s equity. The excess of fair value of the shares deemed issued by the Company over the EBAC’s identifiable net assets has been recorded as share-based payment expense in accordance with IFRS 2 and represents a public listing service received by the Company.

•	Capitalized transaction costs

Legacy Oculis and EBAC incurred costs such as legal, accounting, auditing, printer fees and other professional fees directly related to the Business Combination (“Transaction costs”). Transaction costs directly associated with equity issuance qualify for capitalization and are accounted for as a deduction of share premium. To capture costs associated with the new equity, the Company allocated capitalizable transaction costs to the various transaction components (equity issuance and listing) at the percentages of 38% and 62% for new shares and old shares, respectively.

(C)	Accounting policies, new standards, interpretations, and amendments adopted by the Group

There are no new IFRS standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2023, that are relevant to the Group and that have had any impact in the interim period. New standards, amendments to standards and interpretations that are not yet effective, which have been deemed by the Group as currently not relevant, are not listed here.

5.	SEGMENT INFORMATION

The Company is managed and operated as one business. A single management team that reports to the Chief Executive Officer comprehensively manages the entire business and accordingly, the Company has one reporting segment.

The table below provides the carrying amount of non-current assets, excluding other non-current assets, by geographic area:

in CHF thousands	Switzerland		Iceland		Others		Total
	As of June 30, 2023	As of December 31, 2022	As of June 30, 2023	As of December 31, 2022	As of June 30, 2023	As of December 31, 2022	As of June 30, 2023	As of December 31, 2022
Intangible assets	12,206	12,206	—	—	—	—	12,206	12,206
Property and equipment, net	15	24	283	338	23	3	321	365
Right-of-use assets	—	—	732	758	103	—	835	758

Total	12,221	12,230	1,015	1,096	126	3	13,362	13,329

6.	INTANGIBLE ASSETS

Intangible assets as of June 30, 2023 and as of December 31, 2022 were CHF 12,206 thousand and refer to the license purchased under a license agreement dated as of December 19, 2018 between Legacy Oculis and Novartis related to a novel topical anti-TNF alpha antibody, now renamed as OCS-02, for ophthalmic indications. The second license agreement between Legacy Oculis and Accure is dated as of January 29, 2022 and relates to the exclusive global licensing of its OCS-05 (formerly ACT-01) technology. This license agreement contains an upfront payment of CHF 3,000 thousand and a reimbursement of development related cost of CHF 482 thousand. The Company intends to advance the development of OCS-05 with the focus on multiple ophthalmology neuroprotective applications.

7.	INCOME AND EXPENSES

(A)	GRANT INCOME

Grant income reflects reimbursement of research and development expenses and income from certain research projects managed by Icelandic governmental institutions. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements. Icelandic government grant income for the three and six months ended June 30, 2023, were CHF 250 thousand and CHF 479 thousand, respectively, compared to CHF 240 thousand and CHF 496 thousand, respectively, for the same periods in 2022.

(B)	OPERATING EXPENSES

The tables below show the breakdown of the Operating expenses by category:

in CHF thousands	For the three months ended June 30,
	Research and development expenses		General and administrative expenses		Total operating expenses
	2023	2022	2023	2022	2023	2022
Personnel expense	(1,898)	(1,088)	(1,913)	(1,372)	(3,811)	(2,460)

Payroll	(1,321)	(989)	(1,269)	(1,079)	(2,590)	(2,068)
Share-based compensation	(577)	(99)	(644)	(293)	(1,221)	(392)

Operating expenses	(4,300)	(5,614)	(2,884)	(1,404)	(7,184)	(7,018)

External service providers	(4,140)	(5,504)	(2,360)	(607)	(6,500)	(6,111)
Other operating expenses	(102)	(53)	(505)	(781)	(607)	(834)
Depreciation of property and equipment, net	(28)	(27)	(4)	(4)	(32)	(31)
Depreciation of right-of-use assets	(30)	(30)	(15)	(12)	(45)	(42)

Total	(6,198)	(6,702)	(4,797)	(2,776)	(10,995)	(9,478)

in CHF thousands	For the six months ended June 30,
	Research and development expenses		General and administrative expenses		Total operating expenses
	2023	2022	2023	2022	2023	2022
Personnel expense	(3,021)	(2,319)	(3,106)	(2,030)	(6,127)	(4,349)

Payroll	(2,397)	(2,166)	(2,365)	(1,718)	(4,762)	(3,884)
Share-based compensation expense	(624)	(153)	(741)	(312)	(1,365)	(465)

Operating expenses	(9,325)	(8,424)	(40,597)	(2,113)	(49,922)	(10,537)

External service providers	(9,043)	(8,080)	(3,871)	(1,161)	(12,914)	(9,241)
Other operating expenses	(168)	(231)	(1,837)	(916)	(2,005)	(1,147)
Depreciation of property and equipment, net	(56)	(55)	(11)	(12)	(67)	(67)
Depreciation of right-of-use assets	(58)	(58)	(15)	(24)	(73)	(82)
Merger and listing expense	—	—	(34,863)	—	(34,863)	—

Total	(12,346)	(10,743)	(43,703)	(4,143)	(56,049)	(14,886)

(C)	FINANCE RESULT, NET

The table below shows the breakdown of the net finance result by category:

in CHF thousands	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Finance income	216	7	253	8
Interest expense accrued on Series B and C preferred shares	—	(1,634)	(1,266)	(3,228)
Interest on lease liabilities	(11)	(12)	(21)	(24)
Interest expense and other	(6)	(19)	(10)	(33)

Total finance income (expense), net	199	(1,658)	(1,044)	(3,277)

Fair value adjustment on warrant liabilities	(2,625)	—	(2,203)	—
Foreign currency exchange gain (loss), net	408	(1,406)	161	(1,832)

Finance result, net	(2,018)	(3,064)	(3,086)	(5,109)

Finance expense represents mainly interest related to the preferred dividend owed to the holders of Legacy Oculis Preferred Series B and C shares (refer to Note 11). Preferred Series B and C shares qualified as liabilities under IAS 32 and the related accrued dividends as interest expense. The Preferred Series B and C shares were fully converted to ordinary shares at the closing of the Business Combination on March 2, 2023 (refer to Note 2).

The fair value gain/(loss) in connection with the warrants is disclosed in Note 12.

8.	OTHER CURRENT ASSETS AND ACCRUED INCOME

The table below shows the breakdown of the Other current assets by category:

in CHF thousands	As of June 30, 2023	As of December 31, 2022
Prepaid general and administrative expenses	3,590	1,208
Prepaid clinical and technical development expenses	2,014	1,586
VAT receivable	459	165

Total	6,063	2,959

The table below shows the movement of the Accrued income for the six months ended June 30, 2023 and 2022:

in CHF thousands	2023	2022
Balance as of January 1,	912	760

Accrued income recognized during the period	479	496
Foreign exchange revaluation	(95)	18

Balance as of June 30,	1,296	1,274

Accrued income is generated by incentives for research and development offered by the Icelandic government in the form of tax credits for innovation companies. The aid in Iceland is granted as a reimbursement of paid income tax or paid out in cash when the tax credit is higher than the calculated income tax. The tax credit is subject to companies having a research project approved as eligible for tax credit by the Icelandic Centre for Research (Rannís).

9.	SHARE-BASED COMPENSATION

2023 Employee Stock Option and Incentive Plan

On March 2, 2023, the Company adopted a new 2023 Employee Stock Option and Incentive Plan (“2023 ESOP”) which allows for the grant of equity incentives, including share-based options, stock appreciation rights (“SARs”), restricted shares and other awards. The 2023 ESOP lays out the details for the equity incentives for talent acquisition and retention purposes.

Each share-based option granted under the 2023 ESOP entitles the grantee to acquire from the Company ordinary shares with payment in cash of the exercise price. In the case of SARs, the intention of the Company is settling in equity. For each grant of share-based options or SARs, the Company issues a grant notice, which details the terms of the option or SARs, including number of shares, exercise price, vesting conditions and expiration date. The terms of each grant are set by the Board of Directors.

The 2023 ESOP replaced the former 2018 ESOP which was in place from June 19, 2018 to March 2, 2023. The 2023 ESOP reflects the revised capital structure of the Company following completion of the Business Combination. As a result, all option holders prior to the close of the Business Combination exchanged their options held in Legacy Oculis for newly issued options in the Company in accordance with the Exchange Ratio. The comparative fair value calculation of options using the Black-Scholes model before and after the merger concluded there was no significant change in value. The exchange of equity awards under the 2018 ESOP for equity awards the 2023 ESOP was determined to be a modification in accordance with IFRS 2 – Share-based payment. The Group will continue to record the related expense per the original valuation and vesting period without incremental charges.

Option awards and SARs

The fair value of option awards and SARs is determined using the Black-Scholes option-pricing model. The fair value at grant date of the 2023 ESOP awards granted for the six months ended June 30, 2023 was CHF 4.60 or $5.12 per share. No awards have been granted for the 6 months ended June 30, 2022.

The following assumptions were used during the following period:

For the 6 months ended June 30, 2023
Average share price at the date of grant	USD 7.85 (CHF 7.05)
Expected volatility (%) (1)	68.70
Expected term (years) (2)	6.25
Risk-free interest rate (%) (3)	3.53
Dividend yield (%) (4)	0.00

(1)	Following the NASDAQ listing, the equity award exercise price is now denominated in USD and the applicable risk-free interest rate has been adjusted accordingly.
(2)	The expected volatility was derived from the historical stock volatilities of comparable peer public companies within the Company’s industry.
(3)	The expected term represents the period that share-based awards are expected to be outstanding.
(4)	The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the measurement date with maturities approximately equal to the expected term.

The following table summarizes the Company’s stock option and SAR activity under the 2023 ESOP for the following periods:

	For the six months ended June 30, 2023			For the six months ended June 30, 2022
(Number of shares)	Number of options (1)	Weighted average exercise price (1) (CHF)	Range of expiration dates	Number of options (1)	Weighted average exercise price (1) (CHF)	Range of expiration dates
Outstanding as of January 1,	1,762,949	2.27	2027-2031	1,289,090	2.05	2026-2030
Granted	1,584,265	7.05	2033	—	—	—
Earnout options granted	369,737	0.01	2028	—	—	—
Forfeited	—	—	—	(78,797)	2.05	2026-2030
Exercised				(61,163)	1.84	2026-2027

Outstanding as of June 30,	3,716,951	4.08	2027-2033	1,149,130	2.05	2026-2030

(1)

Retroactive application of the recapitalization effect due to the BCA, the Exchange Ratio was applied to the number of options and the weighted average exercise price was divided by the same exchange ratio.

The number of options which were exercisable at June 30, 2023 was 1,098,431.

Restricted shares awards

Each restricted share granted under the 2018 ESOP was immediately exercised and the expense was recorded at grant date in full. The Company is holding call options to repurchase shares diminishing ratably on a monthly basis over three years from grant date. For each grant of restricted share award, the Company issues a grant notice, which details the terms of the grant, including the number of awards, repurchase right start date and expiration date. The terms of each grant are set by the Board of Directors.

Restricted shares are granted and expensed at fair value. No restricted shares were awarded under the 2023 ESOP during the six months ended June 30, 2023 and 2022. As of June 30, 2023, 1,015,268 restricted shares were not subject to repurchase out of total 1,186,930 restricted shares exercised, compared to 934,019 as of December 31, 2022.

Share-based compensation expense

The total expense recognized in the statement of loss for share options granted amounted to CHF 1,221 thousand and CHF 1,365 thousand for the three and six months ended June 30, 2023, respectively, and CHF 392 thousand and CHF 465 thousand for the three and six months ended June 30, 2022, respectively. The reserve for share-based payment increased from CHF 2,771 thousand as of December 31, 2022 to CHF 4,136 thousand as of June 30, 2023. Refer to Note 7.

Earnout options

As a result of the BCA, Legacy Oculis preferred, ordinary and option holders (collectively “equity holders”) received consideration in the form of 3,793,995 Earnout shares and 369,737 Earnout options with an exercise price of CHF 0.01. As of June 30, 2023 the price targets had not yet been achieved. Refer to Note 2.

10.	CASH AND CASH EQUIVALENTS AND SHORT-TERM FINANCIAL ASSETS

The table below shows the breakdown of the cash and cash equivalents and short-term financial assets by currencies:

in CHF thousands	Cash and cash equivalents		Short-term financial assets
by currency	As of June 30, 2023	As of December 31, 2022	As of June 30, 2023	As of December 31, 2022
Swiss Franc	19,624	7,216	64,000	—
US Dollar	14,887	9,741	8,078	—
Euro	7,150	2,350	—	—
Iceland Krona	258	383	—	—
Other	13	96	—	—

Total	41,932	19,786	72,078	—

Short-term financial assets consist of fixed term bank deposits with maturities between three and six months.

11.	LONG-TERM FINANCIAL LIABILITIES

As of December 31, 2022, Legacy Oculis had 12,712,863 Preferred shares for a nominal amount of CHF 1,350 thousand. These shares were divided into 1,623,793 registered “A Series” shares of CHF 0.10 each, 5,191,512 registered “B Series” of CHF 0.10 each, 5,699,813 registered “C1a Series” shares (denominated in USD) of CHF 0.10 each and 197,745 registered “C1b Series” shares (denominated in USD) of CHF 0.50 each.

All preferred shares had a liquidation preference corresponding to their respective initial purchase price. Furthermore, the “B Series” and “C Series” shares included a preferred dividend payment of 6.0% (as a compounded interest) and the corresponding deemed interest expense of CHF 1,266 thousand was accrued for the period from January 1 to March 2, 2023. The cumulated interest expense accrued up to December 31, 2022 amounted to CHF 16,995 thousand. The nominal amounts (for “A, B and C Series”) and the accrued preferred dividend resulted in a long-term debt of CHF 124,802 thousand as of March 2, 2023.

As of March 2, 2023, at closing of the Business Combination, all preferred shares of Legacy Oculis were converted into ordinary shares of Oculis at the effective exchange ratios determined in accordance with the BCA and giving effect to the accumulated preferred dividends (refer to Note 2). The movement of the long-term financial liability is shown below:

in CHF thousands	Series A shares	Series B shares	Series C shares	Total
Balance as of January 1, 2023	8,179	51,366	62,904	122,449

Interest	—	519	747	1,266
FX revaluation	—	—	1,087	1,087
Conversion of Legacy Oculis preferred shares into Oculis ordinary shares	(8,179)	(51,885)	(64,738)	(124,802)

Balance as of June 30, 2023	—	—	—	—

12.	WARRANTS LIABILITIES

Pursuant to the BCA and the Warrant Assignment and Assumption Agreement executed in connection with the BCA, the Company has assumed 4,251,595 EBAC public warrants and 151,699 EBAC private warrants from EBAC, and issued 4,403,294 warrants as of March 2, 2023 with substantially the same terms. Each warrant entitles the registered holder to purchase one ordinary share at a price of CHF 10.32 or $11.50 per share, subject to certain adjustments, exercisable at any time commencing 30 days after the acquisition closing date, provided that the Company has an effective registration statement under the Securities Act covering the issuance of the ordinary shares issuable upon exercise of the warrants. This registration statement was filed with the SEC and declared effective on May 1, 2023. The warrants will expire on March 2, 2028.

As of March 2, 2023, the Company recognized the warrant liabilities at fair value of CHF 2.1 million. For the three and six months ended June 30, 2023, the Company recognized a fair value loss in the unaudited interim Statement of Loss of CHF 2.6 million and CHF 2.2 million leading to an increase of the warrant liability up to CHF 4.3 million as of June 30, 2023. The exercise of 47,825 public warrants at a price of CHF 10.32 or $11.50 per share during the period resulted in a reduction of CHF 39 thousand to the liability, an additional CHF 494 thousand of cash and an increase of CHF 534 thousand in shareholder’s equity (refer to Note 15).

The movement of the warrant liability is illustrated below:

in CHF thousands (except number of warrants)	Warrants liabilities	Number of outstanding public and private warrants
Balance as of January 1, 2023	—	—

Issuance of warrants	2,136	4,403,294
Fair value (gain)/loss on warrant liability	2,203	—
Exercise of public and private warrants	(39)	(47,825)

Balance as of June 30, 2023	4,300	4,355,469

13.	ACCRUED EXPENSES AND OTHER PAYABLES

The table below shows the breakdown of the Accrued expenses and other payables by category:

in CHF thousands	As of June 30, 2023	As of December 31, 2022
Product development related expenses	4,644	4,805
Personnel related expenses	1,679	2,249
General and administration related expenses	1,007	957
Public offering related expenses	933	—
Other payables	144	—

Total	8,407	8,011

14.	COMMITMENTS AND CONTINGENCIES

Commitments related to Novartis license agreement

In December 2018, Legacy Oculis entered into an agreement with Novartis, under which Legacy Oculis licensed a novel topical anti-TNF alpha antibody, renamed as OCS-02, for ophthalmic indications. As consideration for the licenses, Oculis is obligated to pay non-refundable, up-front license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products. Royalties range from high one digit to low teens percentage on net sales. Royalties are based on net sales of licensed products, depending on the sales volumes reached. As of December 31, 2019, Legacy Oculis paid in full the contractual non-refundable up-front fee of CHF 4,699 thousand. Oculis has not reached any milestones or royalties thresholds according to the agreement. If all predefined milestones will be reached, Oculis will be obligated to pay additional CHF 87.1 million or $97.0 million. Oculis expects to reach the first milestone payment of CHF 4.5 million or $5.0 million further in 2025.

Commitments related to Accure license agreement

On January 29, 2022, Legacy Oculis entered into a License Agreement with Accure for the exclusive global licensing of its OCS-05 technology. Under this agreement, Legacy Oculis licensed a novel neuroprotective drug candidate, now renamed as OCS-05, for ophthalmic and other indications. As consideration for the licenses, Oculis is obligated to pay non-refundable, up-front license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products. Royalties range from one digit to low teens percentage on net sales. As of June 30, 2023, Oculis paid the full contractual non-refundable up-front fee of CHF 3,000 thousand and reimbursed costs in the amount of CHF 483 thousand. Oculis has not reached any milestones or royalties thresholds according to the agreement. If all predefined milestones will be reached, Oculis will be obligated to pay an additional CHF 100.6 million or $112.1 million. In case of a commercialization, sublicense revenues will be subject to further royalty payments.

Commitments related to Rennes University collaboration research agreement

On January 31, 2022, Legacy Oculis entered into a collaboration research agreement with the Rennes University and CNRS in France. This agreement is for the research of Antisense Oligonucleotide (ASO) to modulate gene expressions. As consideration for the research performed by Rennes University and CNRS, Oculis is obligated to pay a non-refundable cost contribution of CHF 57 thousand or EUR 59 thousand. As of June 30, 2023, Oculis paid a contractual non-refundable cost contribution of CHF 26 thousand or EUR 27 thousand. Following completion of the research services, the parties shall sign a commercial agreement based on predefined development and commercial milestone payments and royalties on net sales of licensed products as defined in the collaboration research agreement. Oculis has not reached any milestones or royalties thresholds. If the commercial agreement was signed by the parties and development and commercial milestone payments were reached, Oculis would be obligated to pay additional CHF 6.8 million or EUR 7.0 million and royalties ranging from low to mid-single digit percentage on net sales. In case of sublicense revenues, Oculis shall be subject to further royalty payments.

Research and development commitments

The Group conducts product research and development programs through collaborative projects that include, among others, arrangements with universities, contract research organizations and clinical research sites. Oculis has contractual arrangements with these organizations. As of June 30, 2023, commitments for external research projects amounted to CHF 17,115 thousand (CHF 13,123 thousand, as of December 31, 2022) as detailed in the schedule below.

in CHF thousands	As of June 30, 2023	As of December 31, 2022
Within one year	16,633	12,145
Between one and five years	482	978

Total	17,115	13,123

15.	SHAREHOLDERS’ EQUITY

(A)	Share capital and premium

As a result of the Business Combination, the Company has retroactively restated the number of shares as of January 1, 2022 to give effect to the Exchange Ratio under the BCA as explained in Note 3 (B):

	Number of shares			In CHF thousands
	Legacy Oculis ordinary shares	Legacy Oculis restricted share awards	Legacy Oculis treasury shares	Oculis ordinary shares (1)	Share capital	Share premium
Balance as of December 31, 2022	2,707,792	1,186,930	(114,323)	—	—	10,742

Conversion of Legacy Oculis ordinary shares and treasury shares into Oculis ordinary shares	(2,707,792)	(1,186,930)	114,323	3,780,399	38	—
Conversion of Legacy Oculis long-term financial debt into Oculis ordinary shares	—	—	—	16,496,603	165	124,637
Issuance of ordinary shares to PIPE investors	—	—	—	7,118,891	71	66,983
Issuance of ordinary shares under CLA	—	—	—	1,967,000	20	18,348
Issuance of ordinary shares to sponsor	—	—	—	2,047,302	20	34,843
Issuance of ordinary shares to non-redeemed shareholders				1,323,178	13	12,001
Reorganization	—	—	—	—	—	(11,352)
Transaction costs related to the business combination	—	—	—	—	—	(4,821)
Proceeds from sale of shares in public offering	—	—	—	3,654,234	36	38,143
Transaction costs related to the public offering	—	—	—	—	—	(3,361)
Issuance of shares in connection with warrant exercises	—	—	—	47,825	1	533

Balance as of June 30, 2023	—	—	—	36,435,432	364	286,696

(1)	Fully paid-in registered shares with a par value of CHF 0.01

(B)	Treasury shares

The Group cancelled 100,000 treasury shares effective March 2, 2023 as a result of the Business Combination.

(C)	Conditional capital

The conditional capital at June 30, 2023 amounts to a maximum of CHF 176,089.41 split into 17,608,941 ordinary shares, in connection with the potential future issuances of:

•	Conditional share capital for new bonds and similar debt instruments:

CHF 50,000.00 through the issuance of a maximum of 5,000,000 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of convertible rights and/or option rights or warrants, new bonds and similar debt instruments.

•	Conditional share capital in connection with employee benefit plans:

CHF 78,355.44 through the issuance of a maximum of 7,835,544 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of Oculis.

•	Conditional share capital for EBAC public and private warrants:

CHF 44,032.94 through the issuance of a maximum of 4,403,294 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of warrants.

As of June 30, 2023, 47,825 warrants have been exercised and associated ordinary shares have been issued using the conditional share capital for EBAC public and private warrants (refer to Note 12). These shares were not registered yet in the commercial register as of balance sheet date.

•	Conditional share capital for earnout options:

CHF 3,701.03 through the issuance of a maximum of 370,103 fully paid up registered shares, each with a par value of CHF 0.01 (ordinary shares), in connection with the exercise of option rights or other equity-linked instruments granted to any employee, consultant or member of the Board of Directors of Oculis.

(D)	Capital band

The Company has a capital band between CHF 365,273.68 (lower limit) and CHF 543,684.52 (upper limit). The Company may effect an increase of the Company’s share capital in a maximum amount of CHF 178,410.84 by issuing up to 17,841,084 ordinary shares with a par value of CHF 0.01 each out of the Company’s capital band. The Board of Directors is authorized to increase the share capital up to the upper limit at any time and as often as required until March 2, 2028.

16.	LOSS PER SHARE

As a result of the Business Combination, the Company has retroactively restated the weighted average number of outstanding shares prior to March 2, 2023 to give effect to the Exchange Ratio. The following table sets forth the loss per share calculations for the three and six months ended June 30, 2023 compared to the three and six months ended June 30, 2022.

	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Net loss for the period attributable to Oculis shareholders - in CHF thousands	(12,877)	(12,344)	(58,892)	(19,563)
Weighted-average number of shares used to compute loss per share basic and diluted for the period ended June 30, 2022, Legacy Oculis ordinary shares	—	2,967,335	—	2,930,695
Exchange Ratio	—	1.1432	—	1.1432

Weighted-average number of shares used to compute basic and diluted loss per share for the period ended June 30, 2022, Legacy Oculis ordinary shares (as restated)	—	3,392,346	—	3,350,458

Weighted-average number of shares used to compute basic and diluted loss per share for the period ended June 30, 2023, Oculis ordinary shares	33,565,542	—	23,274,136	—

Basic and diluted net loss per share for the period, ordinary shares	(0.38)	(3.64)	(2.53)	(5.84)

Since the Company has a loss for all periods presented, basic net loss per share is the same as diluted net loss per share.

Potentially dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	As of June 30, 2023	As of June 30, 2022
Share options issued and outstanding	3,347,214	1,149,130
Earnout options	369,737	—

Share and earnout options issued and outstanding	3,716,951	1,149,130
Restricted shares subject to repurchase	171,662	341,762
Earnout shares	3,793,995	—
Public warrants	4,203,770	—
Private warrants	151,699	—

Total	12,038,077	1,490,892

17.	RELATED PARTY DISCLOSURES

Key management, including the Board of Directors and the executive management team, compensation were:

in CHF thousands	For the three months ended June 30,		For the six months ended June 30,
	2023	2022	2023	2022
Salaries, cash compensation and other short-term employee benefits	725	1,062	1,399	1,928
Pension	70	55	156	119
Share-based compensation	804	127	856	218

Total	1,599	1,244	2,411	2,265

Short-term employee benefits include salaries, bonuses, social security, expense allowances and board member fees.

The number of individuals reported for the Key Management was reduced from 7 to 5 for the three and six months ended June 30, 2023 and 2022, respectively. The number of individuals reported for the Board of Directors increased from 1 to 3 for the three and six months ended June 30, 2023 and 2022, respectively.

18.	SUBSEQUENT EVENTS

On July 6, 2023, pursuant to Section 9.10 of the BCA, Oculis merged with and into Oculis Operations, and the separate corporate existence of Legacy Oculis ceased. Oculis Operations remains a wholly-owned subsidiary of Oculis. This merger had no financial impact on the unaudited condensed consolidated interim financial statements as of June 30, 2023 and for the three and six months ended June 30, 2023.

There are no further material subsequent events to report and no events out of the ordinary course of business.

Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Unaudited Condensed Consolidated Interim Financial Statements as of and for the three and six months ended June 30, 2023, are included as Exhibit 99.1 to this Report on Form 6-K submitted to the Securities and Exchange Commission (“SEC”). We also recommend that you read our discussion and analysis of financial condition and results of operations together with the audited financial statements and notes thereto of Oculis SA (“Legacy Oculis”) for the year ended December 31, 2022 and the section entitled “Risk Factors” included in the final prospectus filed with the SEC on June 2, 2023 and in our Annual Report on Form 20-F for the year ended December 31, 2022 filed and our subsequent filings with the SEC on March 28, 2023. The following discussion and analysis contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. As discussed in the below section titled “Cautionary Note Regarding Forward Looking Statements,” all forward looking statements included in this discussion and analysis are based on information available to us on the date hereof, and we assume no obligation to update any such forward looking statements. The terms “Company,” “Oculis,” “we,” “our” or “us” as used herein refer to Oculis Holding AG and its consolidated subsidiaries unless otherwise stated or indicated by context. “Legacy Oculis “ refers to Oculis SA as it existed prior to the closing of the Business Combination.

The Unaudited Condensed Consolidated Interim Financial Statements as of and for the three and six month ended June 30, 2023 are prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and are presented in Swiss Francs (CHF) unless otherwise indicated.

Company Overview

We are a clinical-stage biopharmaceutical company, based in Switzerland, with substantial expertise in therapeutics used to treat ocular diseases, engaged in the development of innovative drug candidates which embrace the potential to address many currently eye-related conditions. Our focus is on advancing therapeutic candidates intended to treat significant and growing ophthalmic diseases which result in vision loss, blindness or reduced quality of life, for which there are currently limited or no treatment options. Our clinical portfolio currently consists of OCS-01, our lead development candidate which is currently in two ongoing Phase 3 clinical trials, one involving its use as a treatment for diabetic macular edema (“DME”), and the other assessing its utility to treat inflammation and pain following ocular surgery. Our second clinical initiative involves OCS-02, which we anticipate entering into Phase 2b clinical stage in the second half of 2023, the first trial designed to evaluate its use as a potential treatment for keratoconjunctivitis sicca, or dry eye disease (“DED”), and the second clinical trial designed to evaluate its potential as a therapy for the treatment of non-infectious anterior uveitis. Our third clinical candidate is OCS-05, which is a novel neuroprotective agent with potential application in multiple indications, including glaucoma, dry age-related macular degeneration (“AMD”) and diabetic retinopathy (“DR”). We are initially evaluating OCS-05 as a potential treatment for acute optic neuropathy (“AON”) for which there is no currently approved therapeutic treatment.

Numerous diseases and disorders, many of which represent significant medical needs, are associated with the human eye. The National Eye Institute, a part of the U.S. National Institutes of Health, estimates that in the United States, blindness or significant visual impairment impacts more than four million people, including those with vision loss resulting from retinal diseases such as DME, macular degeneration, DR, and retinal vein occlusion(“RVO”); disorders caused by swelling and inflammation such as DED, corneal keratitis and uveitis; and glaucoma, among other disease states. The global market for therapeutics used to treat eye disease is estimated to have exceeded $22 billion in 2020, according to industry sources.

Recent Developments

Business Combination and Financing

On March 2, 2023, we consummated a business combination between Legacy Oculis and European Biotech Acquisition Corp (“EBAC”) (the “Business Combination”) pursuant to the Business Combination Agreement dated October 17, 2022 (the “BCA”). The Business Combination was accounted for as a capital reorganization.

In connection with the Business Combination, EBAC entered into subscription agreements with certain investors (the “PIPE Financing”). On March 2, 2023, immediately prior to the closing of the Business Combination, the PIPE Financing was closed, in which subscribers collectively subscribed for 7,118,891 ordinary shares at approximately CHF 9.42 ($10.00) per share for an aggregate subscription price of CHF 67.1 million ($71.2 million).

In connection with the Business Combination, Legacy Oculis and the lenders party thereto entered into convertible loan agreements pursuant to which the lenders granted Legacy Oculis a right to receive a convertible loan with certain conversion rights in an aggregate amount of CHF 18.5 million ($19.7 million) (the “CLA”). On March 2, 2023, Oculis assumed the CLAs and immediately after, the lenders exercised their conversion rights in exchange for ordinary shares at CHF 9.42 ($10.00) per share, on substantially the same terms as the PIPE Financing investors.

The closing of the Business Combination, the PIPE Financing and the conversion CLA loans provided the Company with gross proceeds of approximately CHF 97.6 million ($103.7 million). The Company also incurred an estimated CHF 16.7 million ($17.5 million) of transaction costs, which represented financial advisory, legal, and other professional fees in connection with the Business Combination, PIPE Financing and CLAs, and deferred underwriting fees from EBAC’s initial public offering.

Follow-on Offering

On June 5, 2023, Oculis closed the issuance and sale in a public offering of 3,500,000 ordinary shares at a public offering price of CHF 10.45 ($11.50) per share, for total gross proceeds of CHF 36.6 million ($40.3 million) (the “Public Offering”). In addition, Oculis granted the underwriters an option to purchase 525,000 additional ordinary shares, of which they partially exercised for an additional 154,234 ordinary shares on June 13, 2023. All remaining unexercised options expired by June 30,2023. In aggregate, Oculis sold a total of 3,654,234 ordinary shares in the Public Offering for aggregate gross proceeds of CHF 38.2 million ($42.0 million). Oculis incurred an estimated CHF 3.4 million ($3.7 million) of transaction costs in the form of financial advisory, legal, and other professional fees.

Positive Top Line Results from DIAMOND and OPTIMIZE Phase 3 Clinical Trials

DIAMOND Phase 3 Clinical Trial

On May 22, 2023, we announced positive top line results from Stage 1 of our Phase 3 DIAMOND clinical trial of OCS-01 eye drops in DME. DME is the leading cause of visual loss and legal blindness in patients with diabetes, affecting approximately 37 million people worldwide, with a significant number of patients left untreated due to a lack of convenient treatment options.

Our Phase 3 clinical trial met its stage 1 objective of validating the loading and maintenance dosing regimen designed to optimize OCS-01 efficacy potential with robust statistical significance. Primary efficacy endpoint of mean change in Best Corrected Visual Acuity (“BCVA”) versus baseline at Week 6 showed statistically significant increase in visual acuity in the OCS-01 arm compared to vehicle arm. Statistically significant secondary endpoints showed higher percentage of patients achieving ≥15-letter improvement in BCVA and greater improvement in retinal thickness in the OCS-01 arm versus vehicle arm. From a safety standpoint, OCS-01 was well-tolerated with no unexpected adverse events observed. As a result of the positive outcome, we are advancing the planned OCS-01 development program into Stage 2 which includes two global Phase 3 clinical trials, each enrolling approximately 350-400 patients.

If approved, OCS-01 is posed to be the first topical treatment for DME, addressing a large and growing global unmet need.

OPTIMIZE Phase 3 Clinical Trial

On August 8, 2023, we announced that the OPTIMIZE Phase 3 clinical trial in inflammation and pain following cataract surgery with once daily topical OCS-01 met both hierarchical primary efficacy endpoints, the absence of inflammation at Day 15 and the absence of pain at Day 4, with robust statistical significance (p<0.0001). Before OCS-01, no other topical steroid has ever demonstrated positive results with a once daily administration schedule for this indication. OPTIMIZE results in reduction of inflammation and pain and safety observations were consistent with those observed in the Phase 2 SKYGGN trial with once daily administration.

If approved, we believe OCS-01 has the potential to become a new standard of care and the first once-daily, topical, preservative-free corticosteroid for treating inflammation and pain following ocular surgery.

Impact of the Russia and Ukraine Conflict

The conflict between Russia and Ukraine has caused major macroeconomic disruptions that have impacted the global trade and economies. As such increasing inflation around the globe has forced national banks to increase their interest rates, consequently impacting interest yields. As of June 30, 2023, this conflict has had no material impact on the Company’s business nor its ability to continue as a going concern.

Components of Results of Operations

Revenue

We have not generated any revenue from the sale of products since our inception and do not expect to generate any revenue from the sale of products in the near future. If our development efforts for our product candidates are successful and result in regulatory approval or if we enter into collaboration or licensing agreements with third parties, we may generate revenue in the future from a combination of product sales and payments from such collaboration or licensing agreements. However, there can be no assurance as to when we will generate such revenue, if at all.

Grant Income

Grant income reflects reimbursement of research and development expenses and income from certain research projects managed by Icelandic governmental institutions. We maintain a subsidiary in Iceland that provides research and development for our product candidates. Certain expenses qualify for incentives from the Icelandic government in the form of tax credits or cash reimbursements. We do not anticipate generating significant grant income in the future.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the research and development of our product candidates and programs. We expense research and development costs and the cost of acquired intangible assets used in research and development activities as incurred. Research and development expenditures are capitalized only if they meet the recognition criteria of IAS 38 (“Intangible Assets”) and are recognized over the useful economic life on a straight-line basis. These expenses include:

•	employee-related expenses, including salaries, related benefits and equity-based compensation expense, for employees engaged in research and development functions;

•

expenses incurred in connection with the preclinical and clinical development of our product candidates and programs, including under agreements with clinical research organizations (“CROs”), as well as clinical trial investigative sites and consultants that conduct our clinical trials;

•

costs related to contract manufacturing organizations (“CMOs”) that are primarily engaged to provide drug substance and product for our clinical trials, research and development programs, as well as costs of acquiring and manufacturing nonclinical and clinical trial materials, including manufacturing registration and validation batches;

•	costs related to nonclinical studies and other scientific development services;

•	costs related to compliance with quality and regulatory requirements;

•	research and development-related payments made under third-party licensing agreements; and

•	costs related to formulation research, intellectual property expenses, facilities, overhead, depreciation and amortization of laboratory equipment and other expenses.

For the three and six months ended June 30, 2023 and 2022, no research and development costs have been capitalized by the Company.

We historically did not track our research and development costs by project category. Commencing in 2023, and post implementation of a new ERP system, we are tracking research and development costs by program. Please refer to the section entitled “A. Operating Results” below for 2023 disclosures without historical comparative data.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially in connection with our planned clinical development activities in the near term and in the future. At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the clinical development of any current or future product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for personnel in executive management, finance and accounting, legal, business development, corporate and marketing communications, and other administrative functions. General and administrative expenses also include legal fees pertaining to certain intellectual properties expenses, corporate insurance expenses, professional fees for accounting, auditing, investor communication, and other operating costs.

We incurred increased accounting, audit, legal and other professional services costs associated with the Business Combination, listing on the Nasdaq Global Market (“Nasdaq”) and the Public Offering. Our general and administrative expenses increased in 2023 as compared to 2022 in part due to an increase in costs associated with being a public company, including governance and compliance related expenses.

Merger and Listing Expense

As described in Note 2 of the Unaudited Condensed Consolidated Interim Financial Statements, the Business Combination was accounted for as a share-based payment transaction involving the transfer of shares in Oculis for the net assets of EBAC. The difference between the fair value of the shares transferred and the fair value of the net assets represents non-cash consideration paid for a share listing service. This expense is non-recurring and non-cash in nature.

Finance Income (Expense), Net

Finance income (expense), net consists primarily of accrued interest costs associated with the preferred dividend payment of 6.00 % to the holders of Legacy Oculis preferred Series B and C shares. The preferred Series B and C shares are classified as liabilities under IAS 32 and the associated accrued dividend is recognized as interest expense. All preferred shares were converted into ordinary shares upon consummation of the Business Combination on March 2, 2023. We expect lower finance expenses going forward.

Fair Value Adjustment on Warrant Liabilities

Fair value adjustment on warrant liabilities reflects the changes in fair value of the Company’s warrant instruments. The fair value is dependent on the change in the underlying market price of the warrants and the number of outstanding warrants at the reporting date. The market price of the warrants is in general directly correlated with the market price of the Company’s ordinary shares. Assuming the number of outstanding warrants remains constant, we would expect a fair value loss due to an increase in the market price of the warrants, and a fair value gain due to a decrease in the market price of the warrants.

Foreign Currency Exchange Gain (Loss), Net

Foreign currency exchange gains and losses consist of currency exchange differences that arise from transaction denominated in currencies other than Swiss Francs.

Income Tax Expense

The Company is subject to corporate Swiss federal, cantonal and communal taxation, respectively, in Switzerland, Canton of Zug, and Commune of Zug. Legacy Oculis is subject to corporate Swiss federal, cantonal and communal taxation, respectively, in Switzerland, Canton of Vaud, and Commune of Ecublens, near Lausanne. We are also subject to taxation in other jurisdictions in which we operate, in particular the United States, France, China and Iceland where our wholly owned subsidiaries are incorporated.

We are entitled under Swiss laws to carry forward any losses incurred for a period of seven years and can offset our losses carried forward against future taxes. As of December 31, 2022, we had tax loss carry-forwards totaling CHF 88.9 million. There is no certainty that we will make sufficient profits to be able to utilize tax loss carry-forwards in full and no deferred tax assets have been recognized in the financial statements.

A. Operating Results

The following table summarizes our results of operations for the periods presented:

	For the three months ended June 30,				For the six months ended June 30,
In CHF thousands	2023	2022	Change	% Change	2023	2022	Change	% Change
Grant income	250	240	10	4%	479	496	(17)	(3%)

Operating income	250	240	10	4%	479	496	(17)	(3%)

Research and development expenses	(6,198)	(6,702)	504	(8%)	(12,346)	(10,743)	(1,603)	15%
General and administrative expenses	(4,797)	(2,776)	(2,021)	73%	(8,840)	(4,143)	(4,697)	113%
Merger and listing expense	—	—	—	0%	(34,863)	—	(34,863)	0%

Operating expenses	(10,995)	(9,478)	(1,517)	16%	(56,049)	(14,886)	(41,163)	277%

Operating loss	(10,745)	(9,238)	(1,507)	16%	(55,570)	(14,390)	(41,180)	286%

Finance income	216	7	209	2986%	253	8	245	3063%
Finance expense	(17)	(1,665)	1,648	(99%)	(1,297)	(3,285)	1,988	(61%)
Fair value adjustment on warrant liabilities	(2,625)	—	(2,625)	0%	(2,203)	—	(2,203)	0%
Foreign currency exchange gain (loss), net	408	(1,406)	1,814	(129%)	161	(1,832)	1,993	(109%)

Finance result, net	(2,018)	(3,064)	1,046	(34%)	(3,086)	(5,109)	2,023	(40%)

Loss before tax for the period	(12,763)	(12,302)	(461)	4%	(58,656)	(19,499)	(39,157)	201%

Income tax expense	(114)	(42)	(72)	171%	(236)	(64)	(172)	269%

Loss for the period	(12,877)	(12,344)	(533)	4%	(58,892)	(19,563)	(39,329)	201%

Comparison of the Three Months Ended June 30, 2023 and 2022

Grant Income

Grant income for the three months ended June 30, 2023 and 2022 was CHF 0.3 million and CHF 0.2 million, respectively. The grant income is dependent upon the Icelandic government making such reimbursement available for research and development activities. While certain of our research and development expenses have historically qualified for reimbursement and we anticipate incurring a similar level of costs in the future, there is no assurance that the Icelandic government will continue with the tax reimbursement program.

Research and Development Expenses

	For the three months ended June 30,
In CHF thousands	2023	2022	Change	% Change
Personnel expenses	(1,898)	(1,088)	(810)	74%

Payroll	(1,321)	(989)	(332)	34%
Share-based compensation	(577)	(99)	(478)	483%

Operating expenses	(4,300)	(5,614)	1,314	(23%)

External service providers	(4,140)	(5,504)	1,364	(25%)
Other operating expenses	(102)	(53)	(49)	92%
Depreciation of property and equipment, net	(28)	(27)	(1)	4%
Depreciation of right-of-use assets	(30)	(30)	—	0%

Total research and development expense	(6,198)	(6,702)	504	(8%)

Research and development expenses were CHF 6.2 million for the three months ended June 30, 2023, compared to CHF 6.7 million for the three months ended June 30, 2022. The decrease of CHF 0.5 million, or 8%, was primarily due to a reduction in external CRO expenses as a result of the completion of the OCS-01 DIAMOND Phase 3 stage 1 clinical trial for DME in the second quarter of 2023, partially offset by an increase in development personnel expenses. We anticipate that our research and development expenses will increase as we advance our planned clinical development programs.

The table below represents the breakdown of research and development expenses by project:

For the three months ended June 30,
In CHF thousands	2023
OCS-01	(2,122)
OCS-02	(2,864)
OCS-05	(741)
Other development projects	(471)

Total	(6,198)

During the three months ended June 30, 2023, research and development expenses were primarily driven by the OCS-01 DIAMOND Phase 3 stage 1 clinical trial for diabetic macular edema, OCS-01 OPTIMIZE Phase 3 clinical trial for ocular surgery, Company’s OCS-02 drug development, and OCS-05 ACUITY proof-of-concept (“PoC”) clinical trial for acute optic neuritis (“AON”).

General and Administrative Expenses

	For the three months ended June 30,
In CHF thousands	2023	2022	Change	% Change
Personnel expenses	(1,913)	(1,372)	(541)	39%

Payroll	(1,269)	(1,079)	(190)	18%
Share-based compensation	(644)	(293)	(351)	120%

Operating expenses	(2,884)	(1,404)	(1,480)	105%

External service providers	(2,360)	(607)	(1,753)	289%
Other operating expenses	(505)	(781)	276	(35%)
Depreciation of property and equipment, net	(4)	(4)	—	0%
Depreciation of right-of-use assets	(15)	(12)	(3)	25%

Total	(4,797)	(2,776)	(2,021)	73%

General and administrative expenses were CHF 4.8 million for the three months ended June 30, 2023, compared to CHF 2.8 million for the three months ended June 30, 2022. The increase of CHF 2.0 million, or 73%, was primarily due to becoming a public company in March 2023 and related increases in general legal, accounting, public liability insurances, investor relations and personnel expenses. We anticipate that our general and administrative expenses will continue to increase as we operate as a public company and grow our business.

Finance Income (Expense), Net

	For the three months ended June 30,
In CHF thousands	2023	2022	Change	% Change
Finance income	216	7	209	2,986%
Interest expense accrued on Series B and C preferred shares	—	(1,634)	1,634	(100%)
Interest on lease liabilities	(11)	(12)	1	(8%)
Interest expense	(6)	(19)	13	(68%)

Total finance income (expense), net	199	(1,658)	1,857	(112%)

We realized finance income, net of CHF 0.2 million for the three months ended June 30, 2023 and incurred a loss of CHF 1.7 million for the three months ended June 30, 2022. The decrease of CHF 1.6 million in interest expense accrued was due to the conversion of the Preferred Series B and C shares into ordinary shares upon closing of the Business Combination on March 2, 2023. The increase in finance income of CHF 0.2 million was related to interest on short-term bank deposits.

Fair Value Adjustment on Warrant Liabilities

	For the three months ended June 30,
In CHF thousands	2023	2022	Change	% Change
Fair value adjustment on warrant liabilities	(2,625)	—	(2,625)	—

We incurred a fair value adjustment (loss) on warrant liabilities of CHF 2.6 million for the three months ended June 30, 2023 primarily due to an increase in the market price of the warrants assumed by us from EBAC on March 2, 2023 in connection with the Business Combination.

Foreign Currency Exchange Gain (Loss), Net

	For the three months ended June 30,
In CHF thousands	2023	2022	Change	% Change
Foreign currency exchange gain (loss), net	408	(1,406)	1,814	(129%)

We recognized foreign currency exchanges gain of CHF 0.4 million for the three months ended June 30, 2023, compared to a loss of CHF 1.4 million for the three months ended June 30, 2022. For the three months ended June 30, 2023, favorable currency exchange was mainly due to the devaluation of U.S. dollar against the Swiss Franc impacting our U.S. dollar denominated payable balances.

For the three months ended June 30, 2022, the unfavorable currency exchange was mainly due to revaluation of the U.S. dollar denominated Series C long-term financial debt, which was fully converted to ordinary shares in March 2023 pursuant to the Business Combination.

Comparison of Six Months Ended June 30, 2023 and 2022

Grant Income

Grant income for the six months ended June 30, 2023 and 2022 was CHF 0.5 million in each period. The grant income is dependent upon the Icelandic government making such reimbursement available for research and development activities. While certain of our research and development expenses have historically qualified for reimbursement and we anticipate incurring a similar level of costs in the future, there is no assurance that the Icelandic government will continue with the tax reimbursement program.

Research and Development Expenses

	For the six months ended June 30,
In CHF thousands	2023	2022	Change	% Change
Personnel expenses	(3,021)	(2,319)	(702)	30%

Payroll	(2,397)	(2,166)	(231)	11%
Share-based compensation	(624)	(153)	(471)	308%

Operating expenses	(9,325)	(8,424)	(901)	11%

External service providers	(9,043)	(8,080)	(963)	12%
Other operating expenses	(168)	(231)	63	(27%)
Depreciation of property and equipment, net	(56)	(55)	(1)	2%
Depreciation of right-of-use assets	(58)	(58)	—	0%

Total research and development expense	(12,346)	(10,743)	(1,603)	15%

Research and development expenses were CHF 12.3 million for the six months ended June 30, 2023, compared to CHF 10.7 million for the six months ended June 30, 2022. The increase of CHF 1.6 million, or 15%, was primarily due to an increase in external CROs required in the first half of 2023 to execute the Company’s clinical development activities, as well as increase in research and development personnel costs. We anticipate that our research and development expenses will increase as we progress our planned product and clinical development programs into later stages.

For the six months ended June 30,
In CHF thousands	2023
OCS-01	(6,166)
OCS-02	(3,968)
OCS-05	(1,417)
Other development projects	(795)

Total	(12,346)

During the six months ended June 30, 2023, research and development expenses were primarily driven by the Company’s OCS-01 DIAMOND Phase 3 stage 1 clinical trial for diabetic macular edema, OCS-01 OPTIMIZE Phase 3 clinical trial for ocular surgery, the OCS-02 drug development, and OCS-05 ACUITY PoC clinical trial for acute optic neuritis.

General and Administrative Expenses (excluding Merger and Listing Expense)

	For the six months ended June 30,
In CHF thousands	2023	2022	Change	% Change
Personnel expenses	(3,106)	(2,030)	(1,076)	53%

Payroll	(2,365)	(1,718)	(647)	38%
Share-based compensation	(741)	(312)	(429)	138%

Operating expenses	(5,734)	(2,113)	(3,621)	171%

External service providers	(3,871)	(1,161)	(2,710)	233%
Other operating expenses	(1,837)	(916)	(921)	101%
Depreciation of property and equipment, net	(11)	(12)	1	(8%)
Depreciation of right-of-use assets	(15)	(24)	9	(38%)

Total	(8,840)	(4,143)	(4,697)	113%

General and administrative expenses were CHF 8.8 million for the six months ended June 30, 2023, compared to CHF 4.1 million for the six months ended June 30, 2022. The increase of CHF 4.7 million, or 113%, was primarily due to the merger and listing, non-capitalized financing transaction costs, as well as personnel-related expenses. The increase in G&A expenses year-over-year was largely attributable to the Business Combination, Nasdaq listing and operating the business as a public company. We anticipate that our general and administrative expenses will continue to increase as we operate as a public company and grow our business.

Merger and Listing Expense

	For the six months ended June 30,
In CHF thousands	2023	2022	Change	% Change
Merger and listing expense	(34,863)	—	(34,863)	—

The Company incurred a non-recurring merger and listing expense of CHF 34.9 million in connection with the Business Combination. The Business Combination was accounted for as a share-based payment transaction involving the transfer of shares in Oculis for the net assets of EBAC. This expense represented one-time non-cash compensation for a stock exchange listing service equal to the excess of the fair value of the shares transferred compared to the fair value of the net assets.

Finance Income (Expense), Net

	For the six months ended June 30,
In CHF thousands	2023	2022	Change	% Change
Finance income	253	8	245	3,063%
Interest expense accrued on Series B and C preferred shares	(1,266)	(3,228)	1,962	(61%)
Interest on lease liabilities	(21)	(24)	3	(13%)
Interest expense	(10)	(33)	23	(70%)

Total finance income (expense), net	(1,044)	(3,277)	2,233	(68%)

Finance income (expense), net, was a loss of CHF 1.0 million for the six months ended June 30, 2023 and a loss of CHF 3.3 million for the six months ended June 30, 2022. The decrease of CHF 2.2 million, or 68%, was primarily due to approximately two months of interest expenses being accrued leading up to the conversion of the Preferred Series B and C shares into ordinary shares on March 2, 2023 under the BCA, compared to six months of interest expenses accrued for the comparative period in 2022. The increase in finance income relates to interest on short term bank deposits.

Fair Value Adjustment on Warrant Liabilities

	For the six months ended June 30,
In CHF thousands	2023	2022	Change	% Change
Fair value adjustment on warrant liabilities	(2,203)	—	(2,203)	—

The Company incurred a fair value loss of CHF 2.2 million for the six months ended June 30, 2023 primarily due to an increase in the market price of the warrants assumed by Oculis on March 2, 2023 in connection with the Business Combination.

Foreign Currency Exchange Gain (Loss), Net

	For the six months ended June 30,
In CHF thousands	2023	2022	Change	% Change
Foreign currency exchange gain (loss), net	161	(1,832)	1,993	(109%)

We recognized foreign currency exchange gain of CHF 0.2 million for the six months ended June 30, 2023, compared to a loss of CHF 1.8 million for the six months ended June 30, 2022. For the six months ended June 30, 2023, the favorable currency exchange was primarily due to the fluctuation in the U.S. dollar and Euro exchange rates against the Swiss Franc on payable balances denominated in U.S. dollar and Euro, which was partly offset by negative currency exchange in cash and fixed term deposits and the revaluation of the U.S. dollar denominated Series C long-term financial debt, prior to the Business Combination in March 2023.

For the six months ended June 30, 2022, the unfavorable currency exchange was mainly due to the revaluation of the U.S dollar denominated Series C long-term financial debt, which was fully converted to ordinary shares pursuant to the Business Combination in March 2023.

B. Liquidity and Capital Resources

Overview

Since our inception, we have incurred significant operating losses. We have not yet commercialized any products and we do not expect to generate revenue from sales of products in the near future. We incurred a loss of CHF 58.9 million and a cash outflow from operations of CHF 28.8 million for the six months ended June 30, 2023. During the six months ended June 30, 2023, we completed the PIPE Financing and CLAs in connection with the Business Combination, which together raised total gross proceeds of CHF 85.6 million ($90.9 million). We had a total of CHF 114.0 million ($127.0 million) in cash, cash equivalents and short-term financial assets as of June 30, 2023.

We expect to incur additional operating losses in the near future and our operating expenses will increase as we continue to invest in the development of our product candidates through additional research and development activities and clinical trials. In May 2023, we announced a positive data readout from the DIAMOND Phase 3 stage 1 clinical trial for OCS-01 in DME. In August 2023, we announced a positive data readout from the OPTIMIZE Phase 3 clinical trial for OCS-01 in the treatment of inflammation and pain following cataract surgery. Our key expected business milestones for 2024 include four clinical data readouts from our OCS-01, OCS-02 and OCS-05 programs, and a potential New Drug Application (NDA) for OCS-01 for the treatment of inflammation and pain following cataract surgery.

The closing of the Business Combination has and will continue to cause us to incur additional costs associated with operating as a public company, including expenses related to legal, accounting, financial reporting and regulatory matters, maintaining compliance with exchange listing and SEC requirements, director and officer insurance premiums and investor relations. We also expect additional expenses as we attract, hire and retain additional management, scientific and administrative personnel.

Based on our current operating plan, we believe that our existing cash, cash equivalents and short-term financial assets will be sufficient to fund our operations and capital expenses for at least the next 24 months without additional capital. We have based our estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect. We may require additional capital resources due to underestimation of the nature, timing and costs of the efforts that will be necessary to complete the development of our product candidates. We may also need to raise additional funds more quickly if we choose to expand our development activities, our portfolio or if we consider acquisitions or other strategic transactions, including licensing transactions.

Cash Flows

The following table summarizes our sources and uses of cash and cash equivalents for each of the periods presented:

	For the six months ended June 30,
In CHF thousands	2023	2022	Change	% Change
Net cash outflow from operating activities	(28,849)	(11,613)	(17,236)	148%
Net cash outflow from investing activities	(72,102)	(1,521)	(70,581)	4,640%
Net cash inflow from financing activities	128,748	35	128,713	367,751%

(De)/Increase in cash and cash equivalents	27,797	(13,099)	40,896	312%

Operating Activities

For the six months ended June 30, 2023, operating activities used CHF 28.8 million of cash, primarily consisting of a loss before tax of CHF 58.7 million, an increase in net working capital of CHF 13.2 million and partially offset by non-cash adjustments of CHF 43.1 million. Changes in net working capital were driven by a CHF 9.8 million decrease in accrued expenses and other payables due mainly to the integration of EBAC-accrued expenses and other payables at the time of the merger and unpaid transactions costs related to the Business Combination and a CHF 2.9 million increase in other current assets due mainly to public liability insurance prepayments following becoming public. Our non-cash charges primarily consisted of a non-recurring CHF 34.9 million of listing service expenses in connection with the Business Combination.

For the six months ended June 30, 2022, operating activities used CHF 11.6 million of cash, primarily consisting of a loss before tax of CHF 19.5 million, a decrease in net working capital of CHF 2.1 million and partially offset by non-cash adjustments of CHF 5.8 million. Changes in net working capital were driven by a CHF 1.8 million increase in accrued expenses. Our non-cash charges primarily consisted of CHF 3.2 million in interest expense on Series B and C preferred shares and CHF 2.6 million of non-realized foreign exchange differences related to due to the fluctuation in the U.S. dollar exchange rates against the Swiss Franc impacting the Series C long-term financial debt.

Investing Activities

For the six months ended June 30, 2023, CHF 72.1 million was used for investments in current fixed term bank deposits. For the six months ended June 30, 2022, CHF 1.5 million was used for the license agreement with Accure Therapeutics SL (“Accure”) for the exclusive global licensing of OCS-05 technology that was capitalized as intangible assets.

Financing Activities

For the six months ended June 30, 2023, net cash provided by financing activities was CHF 128.7 million, which primarily consisted of the closing of the Business Combination, the PIPE Financing, the conversion of the CLAs, and the Public Offering. For the six months ended June 30, 2022, net cash provided by financing activities was CHF 35 thousand.

Future Funding Requirements

Product development is expensive and involves a high degree of risk. Only a small number of research and development programs result in the commercialization of a product. We will not generate revenue from product sales unless and until we successfully complete clinical development and are able to obtain regulatory approval for and successfully commercialize the product candidates we are currently developing or that we may develop. Our product candidates, currently under development or that we may develop, will require significant additional research and development efforts, including extensive clinical testing and regulatory approval prior to commercialization.

If we obtain regulatory approval for one or more of our product candidates, we expect to incur significant expenses related to developing our commercialization capabilities to support product sales, marketing and distribution activities, either alone or in collaboration with others. As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy.

Until such time, if ever, we can generate substantial product revenue, we may finance our operations through a combination of private or public equity offerings, debt financings, collaborations, strategic alliances, marketing, distribution or licensing arrangements or through other sources of financing. Adequate capital may not be available to us when needed or on acceptable terms. To the extent that we raise additional capital through the sale of private or public equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of ordinary shares. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures. Debt financing would also result in fixed payment obligations. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings or other arrangements when needed, we may be required to delay, limit, reduce or terminate our research, product development or future commercialization efforts, grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves, obtain funds through arrangement with collaborators on terms unfavorable to us or pursue merger or acquisition strategies, all of which could adversely affect the holdings or the rights of our shareholders.

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities, manufacturing and clinical development of our product candidates. In addition, we have incurred additional costs associated with the Business Combination and will continue to incur additional costs associated with operating as a public company, including significant legal, accounting, investor relations and other expenses that are incremental to operating a private company. Our expenses will also increase as we:

•	advance our clinical-stage product candidates, including as we progress our Phase 3 clinical trials for our most advanced programs, OCS-01 for DME and ocular surgery;

•	advance our OCS-02 Phase 2b and related manufacturing development activities;

•	advance our preclinical stage product candidates into clinical development;

•	seek to identify, acquire and develop additional product candidates, including through business development efforts to invest in or in-license other technologies or product candidates;

•	hire additional clinical, quality assurance and control, medical, scientific and other technical personnel to support our clinical operations;

•	expand our operational, financial and management systems and increase personnel to support our operations;

•	meet the requirements and demands of being a public company;

•	maintain, expand, protect and enforce our intellectual property portfolio;

•	make milestone, royalty or other payments due under the Novartis Agreement, and the Accure Agreement each described below, and any future in-license or collaboration agreements;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	pursue in-licenses or acquisitions of other programs to further expand our pipeline; and

•

undertake any pre-commercialization activities to establish sales, marketing and distribution capabilities for any product candidates for which we may receive regulatory approval in regions where we choose to commercialize our products on our own or jointly with third parties.

Material Cash Requirements for Known Contractual Obligations and Commitments

We have certain payment obligations under various license and collaboration agreements. Under these agreements, we are required to pay non-refundable, upfront license fees, predefined development and commercial milestone payments and royalties on net sales of licensed products.

License Agreement with Novartis Technology LLC (“Novartis”) for OCS-02

Pursuant to a license agreement, dated December 19, 2018, as amended, by and between Legacy Oculis and Novartis (the “Novartis Agreement”), Legacy Oculis obtained an exclusive, royalty-bearing, sublicensable (subject to certain conditions), assignable (subject to certain conditions), worldwide license under certain patents, know-how and manufacturing platform technology to develop, manufacture and commercialize pharmaceutical, therapeutic or diagnostic products containing a specified single chain antibody fragment formulation as an active ingredient in the licensed field as defined in the Novartis Agreement. The license granted to us by Novartis includes sublicenses of rights granted to Novartis by certain third parties, and our license to such rights is expressly subject to the applicable terms and conditions of the agreements between Novartis and such third parties.

Legacy Oculis originally entered into the Novartis Agreement with Alcon Research, Ltd. (“Alcon”), which subsequently assigned its rights and obligations under the Novartis Agreement to Novartis in connection with its spin-off from Novartis.

We are deemed the owner of any inventions that are (a) created solely by or on behalf of us pursuant to the Novartis Agreement and (b) severable from the licensed products, and grant Novartis a first right to negotiate a worldwide, royalty-bearing license under any patents directed at such inventions for purposes outside of the licensed field. We also grant Novartis a worldwide, non-exclusive, perpetual, irrevocable, royalty-free, fully paid-up license back under any patents owned by us that (i) cover inventions arising from the Novartis Agreement, the practice of which would infringe the patents licensed to us by Novartis or (ii) otherwise incorporate Novartis’ proprietary information, in each case, for certain uses outside of the licensed field.

We paid in full the contractual non-refundable up-front fee to Alcon of CHF 4.7 million ($4.7 million at the exchange rate at the time of payment) in cash. As of June 30, 2023, we were obligated to pay Novartis an additional amount up to CHF 87.1 million ($97.0 million at the June 30, 2023 exchange rate) in aggregate upon the achievement of certain development, regulatory, sales and other milestones and tiered royalties ranging from a mid-single digit to a low mid-teen percentage on net sales. In consideration for the exclusive sublicense from Novartis under certain third-party intellectual property rights, we are obligated to pay a low-single digit royalty on our net sales of the licensed product, however, such payments will be deducted from royalties payable to Novartis. Our royalty payment obligations are subject to certain reductions and expire with respect to any licensed product on a country-by-country basis upon the later of (a) the expiration of the last to expire valid claim of any licensed patent covering any such licensed product in such country; (b) the expiration of the period of data exclusivity in any country worldwide; or (c) twelve (12) years after first commercial sale of such licensed product in such country (“Royalty Term”).

Under the Novartis Agreement, we are obligated to use diligent efforts to develop, manufacture or have manufactured, and commercialize the licensed products in the licensed field worldwide. The Novartis Agreement will expire upon the last-to-expire Royalty Term. We may terminate the Novartis Agreement without cause at any time upon advance written notice to Novartis. Upon written notice to Novartis, we may terminate the Novartis Agreement for cause due to the following events: (a) an insolvency event occurs; (b) Novartis materially breaches its obligations under the Novartis Agreement and fails to cure such breach within a specified period of time; or (c) upon advance written notice for material scientific, technical or medical reasons or in case of a material adverse change that renders further continuation of the Novartis Agreement by us commercially unreasonable or otherwise not viable. Upon written notice to us, Novartis may terminate the Novartis Agreement for cause due to the following events: (i) we fail to pay any undisputed amount due under the Novartis Agreement and we fail to remedy such failure within a specified period of time; (ii) an insolvency event occurs; or (iii) we materially breach our obligations under the Novartis Agreement and fail to cure such breach within a specified period of time; or (iv) following negative clinical trial results, we terminate development of the licensed product and do not pursue any further indications in the licensed field.

License Agreement with Accure for OCS-05

Pursuant to a license agreement, dated as of January 29, 2022, by and between Legacy Oculis and Accure (the “Accure Agreement”), Legacy Oculis obtained an exclusive, worldwide, sublicensable (subject to certain conditions) and transferable (subject to certain conditions) license under certain patents, know-how and inventory of Accure for any and all uses and purposes, including to perform research, development, manufacturing and commercialization activities in any manner and for any purpose. The licensed patents are co-owned by Accure with third parties who have reserved the right to use the licensed patents for education and research purposes pursuant to an inter-institutional agreement.

As of June 30, 2023, we have paid the full contractual non-refundable up-front fee of CHF 3.0 million and reimbursed costs in the amount of approximately CHF 0.5 million. As of June 30, 2023, we are obligated to pay Accure: (a) up to CHF 100.6 million ($112.1 million at the June 30, 2023 exchange rate) in the aggregate upon the achievement of certain development, regulatory and sales milestones; (b) tiered royalties ranging from a mid-single digit to a low mid-teen percentage on net sales of licensed products; and (c) high teens on sublicensing revenues received any time after 36 months from the agreement effective date, and a higher percentage on sublicensing revenues received prior to such date, in all cases subject to reduction for any amount that were previously paid or are concurrently or later paid by us to Accure pursuant to our milestone payment obligations and such amounts received from a sublicensee will be deducted from amounts owned to Accure. Our royalty payment obligations are subject to certain reductions and expire on a licensed product-by-licensed product and country-by-country basis upon the later of (i) the expiration of the last valid claim of any licensed patent covering such licensed product in such country; (ii) the expiration of such licensed product’s Orphan Drug status, if any, in such country; or (iii) ten (10) years following the date of first commercial sale of such licensed product in such country (the “Payment Period”).

Under the Accure Agreement, we are obligated to use commercially reasonable efforts to develop and seek regulatory approval for a licensed product in major countries of the territory as defined in the Accure Agreement.

The Accure Agreement will expire on a licensed product-by-licensed product and country-by-country basis upon the expiration of the applicable Payment Period with respect to such licensed product in such country. We may terminate the Accure Agreement in whole or in part at any time upon advance written notice (a) for documented reasonable scientific, regulatory, commercial reasons related to the licensed product without incurring any penalty or liability to Accure and (b) for no reason. Each party may terminate the Accure Agreement with immediate effect upon written notice to the other party (i) in the event such other party commits a material breach of its obligations under the Accure Agreement and fails to cure that breach within a specified period of time or (ii) with certain exceptions, upon such other party’s bankruptcy. Accure may terminate the Accure Agreement with immediate effect upon written notice to us if we file any action to invalidate any of the licensed patents or fail to maintain the licensed patents in major countries of the territory as defined in the Accure Agreement, or, subject to certain exceptions, if we fail to meet certain development obligations and are unable to agree upon modifications to the development plan with Accure.

Other Commitments

The majority of our near-term cash needs relates to our clinical and Chemistry, Manufacturing and Controls (“CMC”) projects. We have conducted research and development programs through collaborative programs that include, among others, arrangements with universities, CROs and clinical research sites. As of June 30, 2023, commitments for other external research projects totaled CHF 17.1 million, with CHF 16.6 million due within one year and CHF 0.5 million due between one and five years. In addition, we enter into agreements in the normal course of business with CROs for clinical trials and with vendors for preclinical studies, manufacturing services, and other services and products for operating purposes, which are generally cancelable upon written notice.

Refer to Note 14 to our Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2023 and for the three and six months ended June 30, 2023 included elsewhere in this Report on Form 6-K for further details on our obligations and timing of expected future payments.

C. Critical Accounting Policies and Accounting Estimates

There have been no material changes to the key estimates, assumptions and judgments from those disclosed in our audited financial statements and notes thereto for the year ended December 31, 2022, included in our Annual Report on Form 20-F filed with the SEC on March 28, 2023, with the exception of: “Fair value measurement”, “Warrant liabilities”, “Cash and cash equivalents and short-term financial assets”, and “Earnout consideration”, as well as the critical estimates and judgements in relation to the Business Combination. Refer to Note 4 to our Unaudited Condensed Consolidated Interim Financial Statements included elsewhere in this Report on Form 6-K for further details on the most significant accounting policies applied in the preparation of our consolidated financial statements and our critical accounting estimates and judgments.

D. Risk Factors

There have been no material changes to the risk factors as set out in our audited financial statements and notes thereto for the year ended December 31, 2022 included in our Annual Report on Form 20-F filed with the SEC on March 28, 2023 other than the following risk factors which were included in our final prospectus filed with the SEC on June 2, 2023:

If we are treated as a “passive foreign investment company” for any taxable year, U.S. investors could be subject to adverse U.S. federal income tax consequences.

A non-U.S. corporation generally will be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Assuming that the First Merger and the Second Merger, taken together, qualified as a “reorganization” under Section 368(a)(1)(F) of the Code, we will be treated as the successor to EBAC for U.S. federal income tax purposes, including for purposes of the PFIC rules. Since EBAC was a blank-check company with no current active business, based upon the composition of EBAC’s income and assets, we believe that EBAC was a PFIC for the taxable year ended December 31, 2022. If EBAC was a PFIC for the taxable year ended December 31, 2022, we will also be a PFIC for the same taxable year. However, our PFIC status for the taxable year ended December 31, 2022, does not take into account the impact of the Oculis Share Contribution and may not be indicative of our PFIC status for our current taxable year. We have not yet determined our PFIC status for the taxable year ending December 31, 2023 and cannot do so definitely until the close of the 2023 tax year. The determination of whether a non-U.S. corporation is a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. The amount of passive income and passive assets we take into account for PFIC testing purposes depends, in part, on the size of our cash balance (taking into account the cash raised in this offering and from other sources as well as the timing and manner in which such cash is used) and the interest rates applicable thereto. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to our market capitalization from time to time, which may fluctuate considerably. As a result, there can be no assurance with respect to our PFIC status for any taxable year, and our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are treated as a PFIC, U.S. investors may be subject to certain adverse U.S. federal income tax consequences, including additional reporting requirements. See “Material U.S. Federal Income Tax Considerations-Passive Foreign Investment Company Rules” for a more detailed discussion of the PFIC rules. U.S. investors should consult their tax advisors regarding the application of the PFIC rules in their particular circumstances.

If we or any of our subsidiaries is treated as a “controlled foreign corporation,” certain U.S. investors could be subject to adverse U.S. federal income tax consequences.

Generally, under the Code, if a U.S. investor owns or is treated as owning, directly, indirectly, or constructively, 10% or more of the total value or total combined voting power of our stock, the U.S. investor may be treated as a “Ten Percent United States shareholder” with respect to each controlled foreign corporation (“CFC”) in our corporate structure, if any. A non-U.S. corporation generally will be a CFC if Ten Percent United States shareholders own, directly, indirectly, or constructively, 50% or more of the total value or total combined voting power of the stock of such corporation. The determination of CFC status is complex and includes certain “downward attribution” rules, pursuant to which our non-U.S. subsidiaries may be treated as constructively own by our U.S. subsidiaries. Because our corporate structure includes a U.S. corporate subsidiary, the downward attribution rules may cause any non-U.S. subsidiaries, including any that we form or acquire in the future, to be treated as controlled foreign corporations. Because our corporate structure includes a U.S. corporate subsidiary, our non-U.S. corporate subsidiaries, including any non-U.S. corporate subsidiaries that may be formed or acquired in the future, will be treated as CFCs, regardless of whether we are treated as a CFC. A Ten Percent United States shareholder of a CFC may be required to annually report and include in its U.S. taxable income its pro rata share of the CFC’s “Subpart F income”, “global intangible low-taxed income,” and investments of earnings in U.S. property, regardless of whether the CFC makes any distributions to its shareholders. Furthermore, an individual Ten Percent United States shareholder with respect to a CFC generally will not be allowed certain tax deductions and foreign tax credits that are allowed to a corporate Ten Percent United States shareholder. Failure to comply with CFC reporting obligations may also subject a Ten Percent United States shareholder to significant penalties, preventing the statute of limitations with respect to such Ten Percent United States shareholder’s U.S. federal income tax return for the year for which reporting was due from starting. There can be no assurance that the Company will provide to any Ten Percent United States shareholder information that may be necessary for the Ten Percent United States shareholder to comply with its CFC reporting and tax paying obligations. U.S. investors should consult their tax advisors regarding the application of the CFC rules in their particular circumstances.

E. Emerging Growth Company Status

As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. In addition, our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting until the date we are no longer an emerging growth company and reach accelerated filer status.

We will cease to be an emerging growth company upon the earliest to occur of (i) the last day of the fiscal year in which we have more than $1.235 billion in annual revenue; (ii) the last day of the fiscal year in which we qualify as a “large accelerated filer”; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of our fiscal year following the fifth anniversary of the date of the closing of EBAC’s initial public offering (i.e. December 31, 2026).

F. Internal Control over Financial Reporting

Previously Identified Material Weakness

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As previously reported in Form 20-F filed with the SEC on March 28, 2023, a material weakness was identified in our internal control over financial reporting in relation to a lack of sufficient internal accounting personnel to support an efficient and structured financial statement close process and allow for the appropriate monitoring of financial reporting matters.

Remediation Activities and Plans

The Company has taken, and continues to take, significant efforts to remediate this material weakness which included the following: (i) hired appropriately qualified accounting and financial reporting personnel to enhance the financial statement close process and allow for the appropriate monitoring of financial reporting matters; (ii) enhanced processes and design of our controls over the preparation and review of our financial statements; and (iii) engaged external advisors to provide additional support to enhance our technical accounting and financial reporting capabilities and assist in the documentation and implementation of internal controls over the preparation and review of our financial statements.

We believe that the professionals that we have hired to date have the appropriate level of skills, experience, and training to support our finance department in the effective design and implementation of an improved internal controls system, and in remediating the remaining material weakness once they have been fully integrated into our control environment and executed those controls.

Cautionary Note Regarding Forward Looking Statements

Some of the statements in this prospectus constitute forward-looking statements that do not directly or exclusively relate to historical facts. You should not place undue reliance on such statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook” and similar expressions. All such forward looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. As a result of a number of known and unknown risks and uncertainties, or actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following:

•	our financial performance;

•	the ability to maintain the listing of our ordinary shares on Nasdaq;

•	timing and expected outcomes of clinical trials, preclinical studies, regulatory submissions and approvals, as well as commercial outcomes;

•	expected benefits of our business and scientific approach and technology;

•	the potential safety and efficacy of our product candidates;

•	our ability to successfully develop, advance and commercialize our pipeline of product candidates;

•	the effectiveness and profitability of our collaborations and partnerships, our ability to maintain current collaborations and partnerships and enter into new collaborations and partnerships;

•	expectations related to future milestone and royalty payments and other economic terms under our collaborations and partnerships;

•	estimates regarding cash runway, future revenue, expenses, capital requirements, financial condition, and need for additional financing;

•	estimates of market opportunity for our product candidates;

•	the effects of increased competition as well as innovations by new and existing competitors in our industry;

•	our strategic advantages and the impact those advantages may have on future financial and operational results;

•	our expansion plans and opportunities;

•	our ability to grow our business in a cost-effective manner;

•	our expectations regarding our ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•	the impact of any health pandemic, macroeconomic factors and other global events, such as the Russia-Ukraine conflict, on our business;

•	changes in applicable laws or regulations; and

•	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this report. And while we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely on these statements.